UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9

Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934

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Beacon Roofing Supply, Inc.
(Name of Subject Company)

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Beacon Roofing Supply, Inc.
(Name of Person Filing Statement)

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Common Stock, par value $0.01 per share
(Title of Class of Securities)

073685109
(CUSIP Number of Class of Securities)

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Christine E. Reddy
Executive Vice President, General Counsel
Beacon Roofing Supply, Inc.
505 Huntmar Park Drive, Suite 300
Herndon, Virginia 20170
(571) 323-3939
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

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With copies to:

Kai H.E. Liekefett Leonard Wood Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-8744	Eric M. Swedenburg Lee A. Meyerson Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

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☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Beacon Roofing Supply, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 505 Huntmar Park Drive, Suite 300, Herndon, Virginia 20170. The Company’s telephone number at this address is (571) 323-3939.

Securities

The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $0.01 per share (the “Common Stock” or the “Shares”). All references in this Statement to the “Shares” shall include the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), issued pursuant to the Stockholder Rights Agreement, dated as of January 27, 2025, by and between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agreement”). As of January 31, 2025, there were 61,582,627 Shares outstanding, 939,596 Shares subject to outstanding stock options and 1,125,929 Shares issuable upon the vesting of unvested time-based restricted stock units and performance-based restricted stock units, assuming the performance-based restricted stock units vest at target (potential Shares issuable under performance-based restricted stock unit awards range from 0% to 200% of the target awards).

Item 2.    Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information” above. The Company’s website address is https://www.becn.com/. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer

This Statement relates to the unsolicited tender offer by QXO, Inc., a Delaware corporation (“QXO”) and Queen MergerCo, Inc., a Delaware corporation and wholly owned subsidiary of QXO (the “Offeror” or the “Purchaser”), to purchase all of the issued and outstanding Shares for $124.25 per Share in cash, without interest and less any required withholding taxes. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.” The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented, the “Schedule TO”) filed by the Offeror and QXO, along with other entities affiliated with QXO and the Offeror, with the Securities and Exchange Commission (the “SEC”) on January 27, 2025.

According to the Schedule TO, the purpose of the Offer is for QXO through the Purchaser to acquire any and all Shares validly tendered and not validly withdrawn prior to the expiration date of the Offer, which is 12:00 midnight, New York City time, on February 24, 2025, unless extended or earlier terminated by the Offeror (the “Expiration Time”). If QXO and the Purchaser extend the Offer, QXO has stated that it will issue a press release announcing the extension at or before 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire.

QXO has also stated that it intends to nominate and solicit proxies for the election of director nominees for election to the board of directors of the Company (the “Board”) at the Company’s 2025 Annual Meeting of Stockholders (the “2025 Annual Meeting”).

The Schedule TO provides that the Offer is subject to numerous conditions, including the following:

•        Minimum Tender Condition.    There being validly tendered and not validly withdrawn prior to the Expiration Time (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined by Section 251(h) of the General Corporation Law of the State

of Delaware (the “DGCL”)) that number of Shares that, when added to the Shares then owned by QXO and its subsidiaries, would represent one share more than one half of all Shares then outstanding as of the Expiration Time (the “Minimum Tender Condition”).

•        Board Approval Condition.    The Board having approved (i) the Offer and the proposed merger pursuant to Section 251(h) of the DGCL (and the Company having entered into a merger agreement with the Purchaser that provides that the proposed merger can be completed in the manner permitted by Section 251(h) of the DGCL) and (ii) the Offer and the proposed merger under Section 203 of the DGCL (the “Board Approval Condition”).

•        Regulatory Approvals Condition.    (i) The waiting period (including any extensions thereof and any timing agreement entered into with any governmental entity to delay or not consummate the Offer and the proposed merger) applicable to the consummation of the Offer and the proposed merger under the HSR Act, shall have expired or been earlier terminated; (ii) the waiting period (including extensions thereof and any timing agreement entered into with any governmental entity to delay or not consummate the Offer and the proposed merger) applicable to the consummation of the Offer and the proposed merger under the Part IX of the Competition Act (Canada) thereunder shall have expired or been terminated; and (iii) all other waiting periods (or extensions thereof or and any timing agreements entered into with any governmental entity to delay or not consummate the Offer and the proposed merger) any applicable antitrust or competition laws and regulations (other than the HSR Act and the Competition Act (Canada)) shall have expired or been earlier terminated and all other approvals, permits, authorizations, extensions, actions or non-actions, waivers and consents of any governmental entity required in connection the consummation of the Offer or the proposed merger shall have been obtained (the “Regulatory Approvals Condition”).

•        Material Adverse Effect Condition.    Since December 31, 2023, there has not been a Material Adverse Effect (the “Material Adverse Effect Condition”). A “Material Adverse Effect” means: any event, change, effect, development, circumstance, state of facts, condition or occurrence (each, an “Effect”) that, when considered individually or in the aggregate with all other Effects, has had, has, or could reasonably be expected to have a material adverse effect on (x) the ability of the Purchaser to timely consummate the Offer or the proposed merger or the ability of the Company to timely consummate the proposed merger or (y) the business, condition (financial or otherwise), assets, liabilities, capitalization, operations, results of operations, prospects of the Company or its subsidiaries; provided that no Effect resulting from or arising out of any of the following, alone or in combination, shall be deemed to constitute or be taken into account in determining whether there has been a Material Adverse Effect under clause (y): (i) changes after the date hereof generally affecting the securities, credit or financial markets in the United States; (ii) acts or declarations of war or other armed hostilities, sabotage or terrorism; (iii) changes after the date hereof in applicable laws or the definitive interpretations thereof; (iv) changes after the date hereof in generally accepted accounting principles in the United States or the definitive interpretations thereof; or (v) any failure by the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings for any period (provided that the exception in this clause (v) shall not prevent or otherwise affect a determination that any change or development underlying such failure constitutes, has resulted in or contributed to, a Material Adverse Effect); provided that, in the case of clauses (i), (ii), (iii) and (iv), any such Effect may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent that such Effect has been, or is reasonably expected to be, disproportionately adverse to the Company or its subsidiaries as compared to other participants in the industry in which the Company and its subsidiaries operate.

•        No Injunction Condition.    No court or other governmental entity of competent jurisdiction shall have proposed, enacted, issued, promulgated, enforced, entered or deemed applicable any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of the Offer, the acceptance for payment of or the payment for some or all of the Shares by QXO, the Purchaser or any of their respective subsidiaries or affiliates, or the consummation of the proposed merger or any other merger or business combination involving the Company (the “No Injunction Condition”). “Laws” mean federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any governmental entity.

•        Other Conditions:

•        i. neither the Company nor any of its subsidiaries shall have (A) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (B) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (C) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares, pursuant to and in accordance with the terms in effect on the date of this Offer, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (D) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (E) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, including without limitation any distribution of shares of any class or any other securities or warrants or rights, (F) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (G) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, or (H) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that has or may have material adverse effect with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to the Offeror or QXO or any of the Offeror’s or QXO’s subsidiaries or affiliates (the “No Additional Issuances Condition”);

•        ii. neither the Company nor any of its subsidiaries shall have (A) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business, or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by the Offeror or QXO or the Offeror’s or QXO’s consummation of any merger or other similar business combination involving the Company (including, in each case, in combination with any other event such as termination of employment or service), (B) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company or any of its subsidiaries, or the Offeror or QXO shall have become aware of any such action which was not previously announced, or (C) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business (the “No Change in Employment Agreements Condition”);

•        iii. neither the Company nor any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or the Offeror or QXO become aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed, in each case in a manner that, in the reasonable judgment of QXO, might, directly or indirectly, (A) delay or otherwise restrain, impede or prohibit the consummation of the Offer or the proposed merger or (B) prohibit or limit the full rights of ownership of shares of the Shares by QXO or any of its affiliates, including, without limitation, the right to vote any shares of Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company stockholders for a vote (the “Organizational Documents Condition”);

•        iv. neither the Company nor any of its subsidiaries shall have (A) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in the Offeror’s or QXO’s reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (B) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase (the “No Contractual Impairment Condition”); and

•        v. neither the Company nor any of its subsidiaries shall have adopted any plan or arrangement of the sort commonly referred to as a “stockholder rights plan,” “shareholder rights plan” or “poison pill” or any other similar plan, instrument or device with respect to an unsolicited takeover of the Company or acquisition of the Shares, unless such plan, instrument or device has been terminated or all of the rights issued thereunder have been redeemed (the “No Rights Plan Condition”).

If any such condition is not satisfied before the Expiration Time, the Offeror may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in the Schedule TO, retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Time and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

According to the Schedule TO, the foregoing conditions are for the sole benefit of QXO, the Purchaser and their affiliates and may be asserted by them in their discretion or may be waived by them in their discretion, in whole or in part, at any time or from time to time before to the Expiration Time, subject to the applicable rules and regulations of the SEC and the terms and conditions of the Offer. For a full description of the conditions to the Offer, please see Annex A to this Statement. The foregoing summary of the conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A to this Statement.

According to the Schedule TO, the principal business address of the Offeror and QXO is Five American Lane, Greenwich, CT 06831, where the business phone number is 888-998-6000.

With respect to all information described in this Statement contained in the Schedule TO and any exhibits, amendments or supplements thereto, including information concerning the Offeror or QXO or their respective affiliates, officers or directors, or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by the Offeror or QXO to disclose any events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 3, 2024 (the “2024 Proxy Statement”), relating to the Company’s 2024 Annual Meeting of Stockholders, which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors or affiliates, or (ii) the Purchaser or QXO or any of their respective executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) contains the following sections from the 2024 Proxy Statement: “Stock Ownership,” “Information on Executive Compensation — Compensation Discussion and Analysis,” “Executive Compensation — Summary Compensation Table,” “Executive Compensation — Fiscal Year 2023 Grants of Plan-based Awards,” “Executive Compensation — Outstanding Equity Awards at Fiscal Year-end,” “Executive Compensation — Options Exercised and Stock Vested,” “Executive Compensation — Deferred Compensation Plan,” “Compensation of Directors” and “Certain Relationships and Related Transactions — Best Leases.”

Any information contained in the sections from the 2024 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with the Offeror

According to the Schedule TO, the Offeror and its affiliates beneficially owned, in the aggregate, 100 Shares as of January 27, 2025. The Shares owned by the Offeror and its affiliates represent less than one percent (approximately 0.0002%) of the issued and outstanding Shares as of January 31, 2025.

Shares Held by Non-Employee Directors and Executive Officers of the Company

As a group, the non-employee directors and executive officers of the Company hold an aggregate of approximately 345,650 Shares as of January 31, 2025. If the Company’s non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, then they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company who tender their Shares. If the non-employee directors and executive officers were to tender all of the 345,650 Shares owned by them for purchase pursuant to the Offer and those Shares were purchased by the Offeror for $124.25 per Share, then the non-employee directors and executive officers would receive an aggregate amount of approximately $42.9 million in cash. To the knowledge of the Company, none of the Company’s non-employee directors or executive officers currently intends to tender any of their Shares pursuant to the Offer.

Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company

Set forth below is a discussion of the treatment in connection with the Offer of various equity incentive compensation awards held by the Company’s non-employee directors and executive officers. For purposes of valuing the amount of benefits that could be realized by the non-employee directors and executive officers in respect of such awards in connection with the Offer, the discussion below assumes that the non-employee directors and executive officers will receive the same $124.25 per Share consideration being offered to all other stockholders of the Company in connection with the Offer. The Offer, if consummated according to its terms, may constitute a change in control of the Company as defined in the plan under which the awards were granted.

As of January 31, 2025, certain non-employee directors and executive officers of the Company held equity awards issued pursuant to the Beacon Roofing Supply, Inc. Amended and Restated 2004 Stock Plan, as further amended by the First Amendment dated as of October 31, 2011 (the “2004 Equity Plan”), the Beacon Roofing Supply, Inc. Second Amended and Restated 2014 Stock Plan (the “2014 Equity Plan”) and the Beacon Roofing Supply, Inc. 2024 Stock Plan (the 2024 Equity Plan and, together with the 2004 Equity Plan and the 2014 Equity Plan, the “Equity Plans”), which are filed as Exhibits (e)(11), (e)(12), (e)(13) and (e)(14) to this Statement, respectively, and incorporated herein by reference. All outstanding awards under the 2004 Equity Plan are fully vested time-based restricted stock units that are held by non-employee directors and which will be settled following their termination of service on the Board, subject to the change in control provisions described below.

For purposes of the Equity Plans, a “change in control” generally occurs when: (a) any individual or entity becomes the beneficial owner of securities of the Company representing 50.1% or more of the combined voting power of the Company; (b) the Company consummates (or, in the case of the 2024 Plan, is a party to a) a merger, consolidation or other similar transaction unless, following such transaction, more than 50% of the combined voting power of the surviving entity or its parent is then beneficially owned by all or substantially all of the beneficial owners of the Company’s outstanding securities immediately prior to such transaction, in substantially the same proportions; (c) the Company sells all or substantially all of its business and/or assets unless, following such sale, more than 50% of the combined voting power of the outstanding securities of the acquiring entity or its parent is then beneficially owned by all or substantially all of the beneficial owners of the Company’s outstanding securities immediately prior to such sale, in substantially the same proportions; or (d) during any period of two consecutive years or less, individuals who at the beginning of such period constituted the Board (and any new directors, whose appointment by the Board or nomination for election was approved by a vote of at least two-thirds of the directors who either were directors at the beginning of the period or whose appointment or nomination was so approved, subject to certain excepts set forth in the Equity Plans) cease for any reason to constitute a majority of the Board. For purposes of the equity award agreements, (1) “cause” generally means the termination of the grantee’s employment following: (a) the grantee’s conviction of, or plea of guilty or nolo contendere to, a felony; (b) the grantee’s willful and continual failure to substantially perform his or her duties after written notice; (c) the grantee’s willful and materially injurious conduct; (d) the grantee’s gross misconduct in connection with the performance of his or her duties; or (e) the grantee’s material breach of any employment, confidentiality, or other similar agreement that remains uncured after 10 days’ written notice; and (2) “good reason” means, without the grantee’s consent: (a) a material reduction in the grantee’s position, duties, or responsibilities; (b) a reduction in the grantee’s base salary; (c) grantee’s work relocation by more than 50 miles; or (d) a material breach by the Company of any employment agreement, in all cases after notice and a cure period.

All unvested employee equity awards held by the Company’s executive officers contain a “double trigger” change in control mechanism to the extent such employee equity award is continued or assumed after a change in control. If an award is not continued or assumed by a public company in an equitable manner, it shall become vested immediately prior to a change in control (in the case of a restricted stock unit award with performance conditions at 100% payout, and in the case of a restricted stock unit award with stock price performance conditions that were granted in 2022 in connection with the Company’s Ambition 2025 strategic plan (the “Ambition 25 Performance Stock Units”) at 100% of the award then earned but not then vested). If an award is so continued or assumed, vesting will continue in accordance with the terms of the award (based on actual performance in the case of performance-based restricted stock units subject to completed annual performance periods and at 100% payout for any in-progress annual performance periods), unless there is a qualifying termination (without cause or for good reason) within one-year following the change in control, in which event the award shall become vested immediately. The Ambition 25 Performance Stock Units remain subject to time-based vesting conditions as the performance-based conditions have been satisfied.

The consummation of the Offer where the Offeror acquires 50.1% or more of the outstanding Shares would constitute a change in control of the Company under the Equity Plans. The award agreements for the restricted stock unit awards held by the Company’s non-employee directors provide that, upon a change in control, such awards will fully vest and immediately be distributed to the non-employee director; provided, however, that if the change in control does not constitute a “change in control” for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), then distribution of the shares subject to the restricted stock units shall be deferred until the date of the non-employee director’s termination of service on the Board.

Stock Options

As of January 31, 2025, ten executive officers of the Company held stock option awards in respect of 440,623 Shares in the aggregate, 120,420 Shares of which were unvested. The non-employee directors of the Company do not hold stock option awards. If the Offer were completed at a price of $124.25 per Share, the aggregate value of the shares subject to all stock options, reduced by the aggregate exercise price of such stock options, held by the executive officers would be $33.0 million.

Time-Based Restricted Stock Units

As of January 31, 2025, ten executive officers of the Company held time-based restricted stock units in respect of 126,510 Shares in the aggregate, all of which were unvested. As of January 31, 2025, nine non-employee directors of the Company held time-based restricted stock units in respect of 128,892 Shares in the aggregate, 12,600 Shares of which were unvested and 116,292 Shares of which were vested but not yet settled. If the Offer were completed at a price of $124.25 per Share, the aggregate value of the shares subject to all outstanding time-based restricted stock units held by (a) the executive officers would be $15.7 million and (b) the non-employee directors would be $16.0 million.

Performance-Based Restricted Stock Units

As of January 31, 2025, ten executive officers of the Company held 170,193 performance-based restricted stock units in the aggregate (assuming satisfaction of performance goals based on target performance), all of which were unvested. The non-employee directors of the Company do not hold performance-based restricted stock units. If the Offer were completed at a price of $124.25 per Share, the aggregate value of all outstanding performance-based restricted stock units held by the executive officers would be $21.1 million (assuming satisfaction of performance goals based on target performance).

Director Compensation

For fiscal year 2025, the annual cash retainer for non-employee directors is $90,000. Additional annual cash retainers for the Chairs of the Board, Audit, Compensation, and Nominating and Governance Committees are $100,000, $25,000, $20,000 and $17,500, respectively. The additional annual cash retainer paid to the Company’s Lead Independent Director of the Board is $30,000. Additional annual cash retainers for the non-Chair members of the Audit, Compensation and Nominating and Governance Committee are $10,000, $10,000 and $7,500, respectively.

Non-employee directors also receive an annual time-based restricted stock unit award valued at approximately $140,000 that fully vests on the one-year anniversary of the grant date but does not settle until following the date of the director’s termination of service on the Board, except that directors holding Common Stock and outstanding vested equity awards with a total fair value that is greater than or equal to five times the annual cash retainer may elect to have future grants settle simultaneously with vesting. In the event of a change in control, the non-employee director will become vested in any then unvested time-based restricted stock unit awards and the Company will immediately distribute the shares subject to the awards to the non-employee director; provided, however, that if the change in control does not constitute a “change in control” for purposes of Section 409A of the Code, then distribution of the shares will be deferred until the date of the non-employee director’s termination of service on the Board.

The Company reimburses members of the Board for any out-of-pocket expenses they incur in connection with services provided as directors. Directors who are employees of the Company receive no additional compensation for serving on the Board.

Employee Stock Purchase Plan

The Beacon Roofing Supply, Inc. 2023 Employee Stock Purchase Plan (the “ESPP”) is a plan pursuant to which eligible employees may purchase Shares at a 15% discount to fair market value. In the event of a transfer of control in which the surviving corporation does not assume outstanding rights under the ESPP, the purchase date of the then current offering period will be accelerated to a date before the date of the transfer of control specified by the Board, but the number of Shares subject to outstanding purchase rights will not be adjusted. All purchase rights which are neither assumed by the surviving corporation in connection with the transfer of control nor exercised as of the date of the transfer of control will terminate and cease to be outstanding effective as of the date of the transfer of control.

For purposes of the ESPP, a “transfer of control” is defined as (i) a merger, consolidation or the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of more than 50% of the voting stock of the Company where the stockholders of the Company before such transaction do not retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the Company after such sale or exchange; (ii) a merger or consolidation in which the Company is not the surviving corporation; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries); or (iv) a liquidation or dissolution of the Company.

Deferred Compensation

The Beacon Roofing Supply, Inc. Deferred Compensation Plan (the “Deferred Compensation Plan”) is an unfunded, unsecured non-qualified deferred compensation plan that allows participants to defer cash compensation in a manner intended to comply with Section 409A of the Code. Executive officers and members of the Board are eligible to participate.

Employee participants may elect to defer up to 50% of their annual base pay and 100% of their annual cash incentive plan payout. Board members may elect to defer up to 100% of their director annual retainer and fees. The Company will make a restorative retirement plan company match (i.e., payment of the company matching contribution that could not be made under the Company’s 401(k) Plan due to participation in this plan). Participants will be fully vested at all times in their elective deferrals and vest in their restorative retirement plan company matching contributions in equal annual increments over a three-year period beginning on their date of hire. Upon a change in control of the Company (as defined in the Equity Plans), any unvested balance under the Deferred Compensation Plan will become fully vested. The consummation of the Offer where the Offeror acquires all of the outstanding Shares would constitute a change in control of the Company for purposes of the Deferred Compensation Plan.

Distributions under the plan upon separation from service will be paid in a lump sum or in up to ten annual installments, depending upon the type of separation and prior election by the participant. A participant may also elect an in-service distribution of the participant’s account to occur on a fixed date, subject to a minimum three-year waiting period, either in a lump sum or in up to five annual installments, subject to earlier distribution due to a separation from service. All distributions are paid in cash.

Indemnification of Directors and Officers

The Company is organized under the laws of the State of Delaware. Section 145 of the DGCL provides that a corporation may indemnify directors, officers, employees and agents of the corporation, as well as other individuals who are or were serving at the request of the corporation as directors, officers, employees and agents of other entities, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation-a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Section 145 of the DGCL also provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed derivative action by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification will be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

As permitted by Section 102(b)(7) of the DGCL, the Company’s Second Amended and Restated Certificate of Incorporation eliminates the personal liability of a director to the Company or any of its stockholders for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.

The Company’s Second Amended and Restated Certificate of Incorporation and By-laws provide that the Company’s directors and officers shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL. The Company’s Second Amended and Restated Certificate of Incorporation and By-laws also provide that the Company shall not be required to indemnify any director or officer if (i) the director or officer has not met the standards of conduct that makes indemnification permissible under the DGCL or (ii) the proceeding for which indemnification is sought was initiated by such director or officer and such proceeding was not authorized by the Board. In addition, the Company’s Second Amended and Restated Certificate of Incorporation and By-laws give the Company, by action of the Board, the power to indemnify employees and agents with the same scope and effect as the foregoing indemnification of directors and officers.

The Company has entered into indemnification agreements with its directors, executive officers and certain other officers which require that the Company indemnify its directors and officers to the fullest extent permitted by Delaware law.

Section 145 of the DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability for purposes of Section 145 of the DGCL. The Company’s Second Amended and Restated Certificate of Incorporation and By-laws also provide that the Company may purchase and maintain such insurance. The Company maintains liability insurance for its directors and officers.

Item 4.    The Solicitation or Recommendation

Solicitation/Recommendation

The Board has reviewed the Offer with the assistance of the Company’s management and legal and financial advisors and, after careful consideration, the Board has unanimously determined that the Offer is inadequate, undervalues the Company and is not in the best interests of the Company and its stockholders. Accordingly, and for the reasons described in more detail below, the Board unanimously recommends that holders of Shares REJECT the Offer and NOT TENDER any Shares pursuant to the Offer.

If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company’s information agent, Okapi Partners LLC (“Okapi”), at the contact information below:

Okapi Partners LLC
1212 Avenue of the Americas, 17th Floor
New York, New York 10036
Stockholders May Call Toll-Free: (877) 629-6355
Banks & Brokers May Call Collect: (212) 297-0720

Background of the Board’s Recommendation Regarding the Offer

From time to time, the Board, with the assistance of financial and legal advisors, reviews its business strategy as well as a broad range of potential opportunities to drive stockholder value. This review is iterative, and takes into account macro and micro economic conditions, market opportunities, and the perspectives of our stockholders, among other considerations.

In February 2022, the Company introduced its Ambition 2025 initiative. In implementing and executing the Ambition 2025 initiative, the Board has continued to focus on improving the financial and operational performance of the Company, which has resulted in the Company achieving its Ambition 2025 targets of $9 billion in sales and $550 million in total stockholder returns two years ahead of schedule.

In early 2024, the Board began long-term planning for the next horizon of business goals to follow the expected early completion of the Ambition 2025 initiative. The Board also considered historic, current and future valuation as well as potential strategic alternatives. To this end, J.P. Morgan Securities LLC (“J.P. Morgan”) assisted the Board in conducting research and providing advice on these topics. The Board developed robust viewpoints and insights on the Company’s intrinsic value and on potential counterparties for M&A, and assessed a wide variety of options for driving value for the Company’s stockholders.

QXO Initiates Engagement with the Company

On July 22, 2024, Brad Jacobs, the Chief Executive Officer of QXO, emailed Julian G. Francis, the Company’s President and Chief Executive Officer, requesting an introductory Zoom meeting. Messrs. Francis and Jacobs held a Zoom meeting later that same day, during which they discussed the building products industry generally. Neither Mr. Jacobs nor Mr. Francis raised or discussed the possibility of a potential transaction between the Company and QXO during this meeting. Contrary to statements Mr. Jacobs has made, it is Mr. Francis’ recollection that Mr. Jacobs did not express an interest at this time in QXO acquiring the Company. From conversations with other market participants, the Company understood that Mr. Jacobs was having similar conversations with other industry leaders.

Between late July and early August 2024, Mr. Francis’s executive assistant and QXO’s Chief of Staff exchanged emails where QXO indicated that their Chief Financial Officer, Ihsan Essaid, would like to set up a meeting with Mr. Francis. A meeting between Messrs. Francis and Essaid was initially scheduled for August 27 and then rescheduled to August 26 due to Mr. Francis’s travel schedule. On August 12, Mr. Francis again cancelled the August 26 meeting due to his travel schedule. QXO did not reach out to reschedule the meeting at that time.

In mid-September 2024, a representative of Goldman Sachs invited Prithvi Gandhi, the Company’s Executive Vice President and Chief Financial Officer, to an annual CFO conference on September 30, 2024 and October 1, 2024 in New York. The Goldman Sachs representative asked Mr. Gandhi if he would meet with Mr. Essaid at the conference.

Mr. Gandhi declined the invitation to attend the conference due to scheduling conflicts, but indicated he was willing to have an introductory meeting with Mr. Essaid, recognizing that both were newly appointed to their CFO roles at their respective companies.

In early October 2024, the Board continued to have further discussions with respect to the Company’s strategic planning.

On October 21, 2024 and October 30, 2024, QXO’s Chief of Staff reached out to Mr. Francis’s executive assistant to request a meeting between Messrs. Jacobs and Essaid of QXO and Messrs. Francis and Gandhi of the Company. Mr. Gandhi subsequently scheduled a Zoom meeting with Mr. Essaid for November 6, 2024.

On November 6, 2024, Messrs. Gandhi and Essaid held a Zoom meeting, during which Mr. Essaid indicated that QXO might be interested in potentially acquiring the Company. Mr. Gandhi noted, that absent a more substantive proposal to discuss, there was no need for further discussions. Mr. Essaid did not provide any specific deal terms or other details regarding this potential interest at that time.

QXO Makes its First and Only Offer for Beacon

On November 11, 2024, Mr. Essaid called Mr. Gandhi to inform him of QXO’s forthcoming unsolicited proposal. Shortly thereafter, QXO privately submitted to the Company a written, preliminary non-binding proposal to acquire the Company for $124.25 per share in cash (the “November 11 Proposal”) (see Appendix A). QXO discussed its interest in the Company, given the Company’s “leading market position in residential roofing, superior distribution network and attractive adjacencies including commercial roofing, waterproofing and complementary products result in its record top-line and quarterly adjusted EBITDA performance.” QXO noted that QXO’s “conviction regarding this opportunity is underpinned by Beacon’s direct exposure to attractive secular tailwinds such as non-discretionary R&R demand, a fundamentally undersupplied U.S. housing stock, and aging of the existing housing stock.” QXO further asserted that it admired “the strategic roadmap that management has implemented as part of its Ambition 2025 plan” and was impressed “with management’s ability to achieve its 2025 target of $9 billion in sales and $500 million in total shareholder returns two years ahead of schedule by driving above-market growth across the portfolio.” QXO also requested to meet with senior members of the Company’s management team and informed the Company that it had retained Morgan Stanley & Co. LLC (“Morgan Stanley”) as its financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”) as its legal counsel. Mr. Gandhi subsequently confirmed receipt of the November 11 Proposal that same day.

The Board Diligently Reviews QXO’s Proposal in Light of Company’s Performance and Compares it to Long Range Strategic Plans and Then Responds to QXO’s Proposal, Offering to Share Non-Public Information under a Confidentiality Agreement to Enable QXO to Improve the Proposal

On November 12, 2024, the Board held a special meeting which was joined by certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan and independent legal counsel Sidley Austin LLP (“Sidley Austin”), Potter Anderson & Corroon LLP (“Potter Anderson”) and Squire Patton Boggs. The management team shared the November 11 Proposal with the Board. The directors reviewed their fiduciary duties with legal advisors. Each director confirmed that he or she did not have any prior or existing relationship with QXO or Mr. Jacobs and did not have any interest in a transaction that differed from the stockholders of the Company generally. Based on individual disclosures made in connection with the Board’s annual independence review, the Company’s General Counsel also confirmed the independence and disinterestedness of the members of the Board with respect to QXO, its affiliates and a potential transaction with QXO. The Board and its advisors discussed the November 11 Proposal. The representatives of J.P. Morgan discussed that J.P. Morgan was preparing a preliminary financial valuation analysis of the Company.

On November 18, 2024, The Wall Street Journal reported that, according to “people familiar with the matter,” QXO had made an unsolicited offer to acquire the Company. The reporter who published this Wall Street Journal article was the same reporter who subsequently received advance notice from “people familiar with the matter” of QXO’s tender offer a day before it was launched on January 27, 2025.

On November 19, 2024, the Board held a special meeting with certain members of Company management and representatives of its advisors, including J.P. Morgan and Potter Anderson. The Board reviewed, with Potter Anderson, its fiduciary duties and related governance considerations in light of QXO’s offer. The Board and its advisors also discussed The Wall Street Journal report from November 18, 2024. Mr. Gandhi and the representatives of J.P. Morgan discussed the Company’s long-term plan assumptions and projections with the Board consistent with those discussed in February and May of 2024.

Later on November 19, 2024, Mr. Francis emailed Mr. Jacobs to inform him that Mr. Francis had discussed the November 11 Proposal with the Board and that the Company had engaged a financial advisor and legal counsel. Mr. Francis noted that the Company would respond to QXO following the completion of the Board’s review.

On November 26, 2024, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher & Bartlett LLP (“Simpson Thacher”) and Potter Anderson. During this meeting, the Board and representatives of J.P. Morgan discussed management’s base case for long-term performance and valuation. After further discussion, the Board unanimously approved the base case valuation model.

On November 27, 2024, the Board held a special meeting which was attended by certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher and Potter Anderson to further discuss and evaluate the November 11 Proposal. Representatives of J.P. Morgan reviewed with the Board certain preliminary financial analysis relating to the Company’s long term performance, including the underlying assumptions. Following this review, the Board unanimously determined that the November 11 Proposal significantly undervalued the Company relative to the Company’s standalone plan and was therefore not in the best interests of the Company and its stockholders. The Board members, their advisors and management further discussed prospects for potential private equity and strategic acquisitions. Mr. Francis noted that additional plans and information could be made available to QXO, with the protections of a non-disclosure and non-solicit agreement, so that QXO could improve its offer. The Board members noted their agreement with Mr. Francis and authorized J.P. Morgan to contact Morgan Stanley to preview the Board’s feedback.

On December 1, 2024, Mr. Francis emailed Mr. Jacobs to inform him that the Board had instructed representatives of J.P. Morgan to contact Morgan Stanley.

On December 2, 2024, representatives of J.P. Morgan informed Morgan Stanley that the Board had determined to reject the November 11 Proposal but was willing to provide QXO with management projections and other non-public information, subject to the execution of a customary confidentiality agreement, to assist QXO in improving its offer.

QXO Declines Beacon’s Proposal to Share Non-Public Information Subject to a Confidentiality Agreement

On December 3, 2024, Mr. Essaid sent a letter to Mr. Francis, in which Mr. Essaid acknowledged receipt of the Board’s feedback on the November 11 Proposal (see Appendix B). Mr. Essaid reiterated QXO’s request to meet with senior members of the Company’s management team. Furthermore, Mr. Essaid asserted QXO did not need or wish to receive any material non-public information from the Company.

On December 4, 2024, representatives of J.P. Morgan and Morgan Stanley discussed the Company’s and QXO’s positions with respect to the November 11 Proposal. Representatives of J.P. Morgan indicated that the Company was not willing to engage in any discussions with QXO until QXO executed a confidentiality agreement with a customary standstill provision. Representatives of Morgan Stanley confirmed that QXO would not sign a confidentiality agreement with the Company because QXO did not wish to receive any non-public information. Representatives of J.P. Morgan stated that the Board believed that QXO should review Beacon’s confidential management projections so that QXO could understand the Board’s perspectives on the Company’s long-term value and improve QXO’s offer price accordingly. Representatives of Morgan Stanley conveyed that QXO would be skeptical of any confidential management forecasts that they received and would not rely on them for the purposes of valuing the Company. In addition, representatives of Morgan Stanley reiterated that QXO required a meeting with members of Company management one level below senior leadership without the protection of a customary confidentiality agreement. Lastly, representatives of Morgan Stanley asked the J.P. Morgan representatives to share the Board’s view of the intrinsic value of the Company and offered to have representatives of QXO or representatives of Morgan Stanley present QXO’s view of the Company’s intrinsic value to the Board.

Also on December 4, 2024, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher and Potter Anderson, to receive updates on the discussions with QXO and its advisors. The Board and its advisors also discussed the December 3 letter from QXO. After these discussions, the Board directed its advisors and Company management to prepare a response to QXO addressing, among other things, the inadequacy of the November 11 Proposal and that the Company remained willing to provide QXO with confidential management forecasts, subject to QXO signing a customary confidentiality agreement.

On December 5, 2024, a representative of Simpson Thacher spoke to a representative of Paul Weiss and indicated that Beacon would be willing to share confidential information, including confidential management projections, subject to the terms of a customary confidentiality agreement that would include a customary standstill provision.

On December 6, 2024, at the direction of the Board, Mr. Francis sent a letter to Mr. Jacobs in response to the November 11 Proposal and QXO’s December 3 letter, and to follow up on the recent conversation between representatives of J.P. Morgan and Morgan Stanley (see Appendix C). Mr. Francis wrote that the Board had, after careful consideration and discussion with the Company’s financial and legal advisors, unanimously concluded that QXO’s offer, as reflected in the November 11 Proposal, was inadequate and did not fairly reflect the Company’s intrinsic value or prospects. Mr. Francis also noted that the Company did not agree with QXO’s summary of the parties’ engagement as it was portrayed in QXO’s December 3 letter. Mr. Francis reiterated that, notwithstanding QXO’s repeated rejections of its offer, the Company remained willing to execute a customary confidentiality agreement in order to provide QXO with confidential management forecasts and answer any questions QXO might have, to enable QXO to better understand the Company’s value and to increase QXO’s offer accordingly.

Beacon Proposes Confidentiality Agreement to Preserve QXO’s Ability to Nominate Directors and Publicize its Offer; QXO Repeatedly Rejects Confidentiality Agreement

On December 9, 2024, Mr. Essaid responded by letter to Mr. Francis. Mr. Essaid wrote that QXO had “decided that the only way to convince Beacon to pursue a friendly deal with QXO was to put an extremely full and compelling proposal on the table,” and QXO believed that the Company’s stockholders “would happily accept [QXO’s] $124.25 offer” (see Appendix D). He reaffirmed that QXO would not agree to a customary confidentiality agreement with a standstill provision, because, according to QXO, that would limit QXO’s ability to present the November 11 Proposal directly to the Company’s stockholders. Mr. Essaid accused the Company of trying to set up a “Projections Trap” and reiterated that QXO did not believe the Company’s projections would be helpful. The letter suggested that the Company agree to a confidentiality agreement without a standstill provision and agree to make public the projections that the Company wished to provide to QXO. The letter also directed Mr. Francis to contact Mr. Essaid (not Mr. Jacobs), stating that “QXO has appointed [Mr. Essaid] ‘deal lead’ for this transaction.”

On December 12, 2024, the Board met with external advisors from J.P. Morgan and Simpson Thacher and certain members of the management team to review the December 9, 2024 letter from QXO and the Company’s intrinsic value and prospects, as well as possible paths of engagement with QXO, provided that a customary confidentiality agreement was in place.

On December 13, 2024, the Board held a regular meeting with certain members of the Company’s management team in attendance, at which it discussed again the November 11 Proposal and the Board’s prior evaluation and discussion of such proposal. Following discussion in an executive session, the Board authorized Mr. Francis to send a letter to QXO offering a customary confidentiality agreement and reiterating the Board’s conclusion that the November 11 Proposal was not adequate and did not reflect the Company’s intrinsic value or prospects.

On December 16, 2024, at the direction of the Board, Mr. Francis responded by letter to Mr. Essaid, reiterating the Board’s conclusion that the November 11 Proposal was not adequate and did not reflect the Company’s intrinsic value or prospects (see Appendix E). He reiterated that the Company had offered on several occasions to provide non-public information to assist QXO in better understanding the Company’s value in order to increase QXO’s offer and QXO had repeatedly declined the Company’s proposals for constructive engagement.

On January 6, 2025, Mr. Essaid reached out and spoke to Mr. Francis, reiterating QXO’s belief that the November 11 Proposal was compelling. Mr. Essaid stated QXO’s belief that, if the Company were to conduct a market check, the Company likely would not receive a proposal superior to the November 11 Proposal. Mr. Essaid also communicated that QXO was ready to take the matter to the Company’s stockholders. Mr. Francis said that he would share QXO’s viewpoint with the Board.

Also on January 6, 2025, Mr. Essaid sent a letter to Mr. Francis, proposing an in-person meeting to discuss the November 11 Proposal (see Appendix F). Mr. Essaid reiterated the reasons that QXO continued to believe that its offer was compelling in light of the broader capital markets and operating environment. Mr. Essaid said that “[QXO] will take our offer directly to Beacon’s shareholders in the event that we cannot find a mutually agreeable path forward.” Mr. Essaid noted that he was reaching out “well in advance of the deadline to nominate directors to ensure [the parties] have sufficient time to execute a mutually agreeable definitive agreement.”

On January 8, 2025, Mr. Francis acknowledged receipt of Mr. Essaid’s email transmitting the January 6 letter and wrote that he planned to discuss it with the Board as soon as practicable.

On January 9, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of the Company’s advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher, and Potter Anderson. The Board discussed, among other things: (i) the January 6 letter from QXO, and (ii) an inbound inquiry that the Company had received following the public disclosure of QXO’s unsolicited offer expressing interest in being involved should the Company decide to explore a potential sale. The Board discussed next steps, including its response to QXO.

Following deliberation, the Board directed Mr. Francis to contact Mr. Essaid and communicate that the Board was willing to engage with QXO subject to a customary confidentiality agreement that would:

(i)     “cleanse” QXO of any material nonpublic information (i.e., such information would be publicly disclosed or otherwise no longer be considered material non-public information) by mid-March 2025 (an approximately two-month duration); and

(ii)    contain a standstill of limited duration that would preserve QXO’s ability to nominate a competing slate of directors and solicit proxies for the election of such directors at the Company’s 2025 annual meeting, and preserve QXO’s ability to take its November 11 Proposal to the Company’s stockholders.

On January 9, 2025, at the direction of the Board, Mr. Francis emailed Mr. Essaid, informing him that the Company would be willing to hold an in-person meeting, subject to certain terms. Mr. Francis referred to the execution of a limited-duration confidentiality agreement. Later that day, a representative of Simpson Thacher called a representative of Paul Weiss to discuss the specific terms of the potential confidentiality agreement that the Board had authorized proposing to QXO.

On January 10, 2025, Mr. Essaid called Mr. Francis to ask whether the Company and QXO were, in Mr. Essaid’s words, within “spitting distance” on price. Mr. Francis responded by noting that the Board had not authorized him to enter into price discussions at that stage. Mr. Essaid reiterated that he wanted to meet in-person to discuss the potential transaction, and that QXO was not interested in and did not want to see the Company’s financial projections or any other non-public information, given QXO’s belief that QXO knew the Company and its industry well. Mr. Francis reiterated that the Company had offered to share its standalone financial projections because the projections would demonstrate to QXO that the Company’s value on a standalone basis exceeds QXO’s offer and enable QXO to improve its offer. Mr. Essaid expressed frustration with the pace of engagement and insisted on meeting Mr. Francis in person in the near future.

On January 11, 2025, representatives of Simpson Thacher and Paul Weiss spoke regarding the proposed confidentiality agreement and the discussions between Messrs. Francis and Essaid. Paul Weiss expressed that QXO did not want to see the Company’s standalone financial projections and outlined their view on the key terms of any potential merger agreement between the Company and QXO. Simpson Thacher informed Paul Weiss that discussions about the key terms of a potential merger were premature given the lack of agreement on valuation and confidentiality protections. Later that day, representatives of J.P. Morgan and Morgan Stanley spoke regarding the ongoing discussions. Similar to Paul Weiss, Morgan Stanley outlined what they viewed as the key terms of the potential merger agreement between the Company and QXO, including a “no shop” provision preventing the Company from speaking with any other potential acquirors.

On January 12, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher, and Potter Anderson. The Board discussed the recent conversations between representatives of the Company and QXO, including the discussions between Messrs. Francis and Essaid and between the advisors. The Board discussed information relating to a potential bidder that had expressed potential interest in the Company. Following deliberation, the Board authorized Mr. Francis to send a letter to QXO, noting, among other things, the (i) Company’s willingness to engage with QXO and QXO’s refusal to enter into a confidentiality agreement with a limited duration standstill of approximately two months that would preserve QXO’s ability to nominate directors for election at the Company’s 2025 annual meeting of stockholders, (ii) that the Company’s offer to enter into a confidentiality agreement with a limited standstill remained open, and (iii) that the Company believed this approach would give the parties sufficient time to determine whether the parties could reach a deal on terms that would be in the best interests of the Company’s stockholders.

On January 14, 2025, Mr. Francis called Mr. Essaid to update him on the Board’s views. He emphasized that the Board remained open to constructive dialogue but continued to regard the November 11 Proposal as inadequate. Mr. Essaid said that QXO would be willing to sign a confidentiality agreement, but would not agree to any standstill provision whatsoever, even if it was short-term and limited in scope, as the Company had proposed. Mr. Essaid reiterated that QXO continued to believe that its offer was a compelling one and that the Company’s stockholders would accept it if it were offered directly to them. Mr. Essaid asked whether the Company would formally respond to the January 6 letter soon. Mr. Francis confirmed the Company would respond shortly.

Later that day, Mr. Francis sent a letter to Mr. Essaid, stating that, as Messrs. Francis and Essaid had discussed, the Company remained open to engaging with QXO about the Company’s view of its intrinsic value, with the protection provided by a limited duration confidentiality agreement that would preserve QXO’s option to nominate and solicit directors at the Company’s upcoming annual meeting (see Appendix G). In the letter, Mr. Francis noted that, as a public company, the Company believed it was appropriate to seek such protections for sensitive discussions regarding a potential transaction and that the non-public information that QXO would receive would enhance QXO’s assessment of Beacon and its valuation.

Also on January 14, 2025, the Company issued a press release announcing its 2025 Investor Day to be held in New York City on March 13, 2025.

QXO Publicizes Its First and Only Offer

On January 15, 2025, QXO issued a press release announcing its November 11 Proposal. The QXO press release contained a public letter from Mr. Jacobs to Stuart A. Randle, Chair of the Board of the Company, that said the Company failed to optimize value for stockholders, did not substantively engage with QXO regarding the proposed transaction, and required “unreasonable preconditions, notably a long-term ‘standstill’ that would have prohibited [QXO] from offering [QXO’s] proposal directly to [the Company’s] stockholders.” QXO’s press release concluded by stating that, if the Company was not available to meet on short notice to “get a deal done,” QXO would put it to Beacon stockholders to decide whether to accept the offer.

Later that day, the Company issued a press release confirming receipt of QXO’s November 11 Proposal. The Company’s press release stated that, consistent with its fiduciary duties and in consultation with its independent financial and legal advisors, the Board had thoroughly evaluated, and unanimously rejected, the proposal because it significantly undervalued the Company. The press release also noted that the Company had acted in good faith to engage constructively with QXO and that the Board remained open to all opportunities to maximize stockholder value. Mr. Francis also sent an email to employees, among other things, acknowledging QXO’s offer and encouraging employees to focus on delivering business results.

Also on January 15, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher, and Potter Anderson. The Board and its advisors discussed QXO’s press release and next steps in connection therewith. The representatives of Sidley Austin also provided an overview of certain elements of a “shelf” stockholder rights plan available for the Board to adopt if it deemed such stockholder rights plan to be in the best interests of the Company and its stockholders.

On January 19, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher, and Potter Anderson. The Board was updated on the recent events relating to QXO’s unsolicited proposal and the Company’s discussions with various stockholders. The representatives of Sidley Austin provided an overview of stockholder rights plans, when such plans are typically adopted, the purpose of such plans, and related considerations. The representatives of J.P. Morgan reviewed with the Board certain updated preliminary financial analysis with respect to the Company as well as potential parties, both private equity and strategic, that may have an interest in exploring a transaction with the Company following QXO’s public proposal. The Board discussed the matters presented and determined that, while the Company should continue to pursue its standalone plan, it would be prudent for representatives of J.P. Morgan to conduct outreach to a limited group of third parties to explore whether there were currently available alternatives to the Offer and the Company’s standalone plan that would be in the best interests of the Company and its stockholders. The Board authorized representatives of J.P. Morgan to conduct such outreach, with the assistance of representatives of Simpson Thacher.

QXO Commences Formal Tender Offer

On January 26, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher, and Potter Anderson. During this meeting, representatives of J.P. Morgan provided an update on the outreach to the limited group of third parties.

Later on January 26, 2025, The Wall Street Journal reported that QXO was launching a tender offer to acquire the Company.

On January 27, 2025, QXO commenced a tender offer (the “Offer”) and filed a Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”). The Offer contained the same offer price as the November 11 Proposal that had been rejected by the Company. That same day, the Company issued a press release in response, advising stockholders to take no action with respect to the tender offer, and that the Board would thoroughly evaluate the Offer and issue a recommendation.

Later on January 27, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher, Potter Anderson, and Okapi Partners LLC. Sidley Austin provided the Board with an overview of the process with respect to tender offers. The legal advisors also reviewed with the Board the mechanics of a potential stockholder rights plan and related matters, as well as an overview of legal considerations in connection with the decision of whether to adopt such a plan. The Board then reviewed with its advisors various considerations in determining whether it was appropriate and in the best interests of the Company’s stockholders to adopt a stockholder rights plan, including, among other things, that the rights plan protects the Company and its stockholders from anyone seeking to opportunistically gain control of the Company without paying an appropriate control premium, and that the rights plan is designed to ensure that the Board has sufficient time to review QXO’s tender offer and consider the best approach to enhance the interests of the Company and its stockholders. After deliberation, the Board unanimously determined that it was in the best interests of the Company and its stockholders to adopt such a stockholder rights plan (the “Rights Agreement”).

On January 28, 2025, the Company issued a press release, and filed a related Form 8-K and Form 8-A, announcing that the Board had adopted the Rights Agreement, and noted that the Rights Agreement was designed to protect stockholder interests by ensuring that the Board had sufficient time to review the Offer and consider the best approach to enhance the interests of the Company and its stockholders.

That same day, QXO issued a press release commenting on the Company’s adoption of the Rights Agreement.

On January 29, 2025, Paul Weiss, on behalf of QXO, sent the Company a demand for inspection of books and records pursuant to 8 Del. C. § 220 (the “Demand Letter”). QXO demanded, among other things, a complete record or list of holders of the Company’s outstanding shares.

On February 2, 2025 the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher, and Potter Anderson. The legal advisors provided the Board with an overview of the Schedule 14D-9 to be filed by the Company in response to the Offer. Following discussion with the advisor team, the Board determined to engage Lazard Frères & Co. LLC as financial advisor in connection with the Company’s analysis and consideration of, and response to, the Offer. Representatives of J.P. Morgan then reported on general market updates, provided an update on the preliminary discussions with prospective buyers, and reviewed with the Board certain updated preliminary financial analysis with respect to the Company. On February 5, 2025, Sidley Austin responded to the Demand Letter on behalf of the

Company, confirming the Company would provide the requested materials to the extent they were in the Company’s possession, conditioned on the execution of a customary confidentiality agreement and payment of the costs associated with producing such materials.

Also on February 5, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Lazard, Sidley Austin, Simpson Thacher, and Potter Anderson. With only the Board, members of Company management, and representatives of each of Potter Anderson and Lazard present, Lazard reviewed with the Board certain financial analysis relating to the Company’s long term performance, including the underlying assumptions. After this review, Lazard rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of February 5, 2025, and based upon and subject to the various assumptions, qualifications, limitations and other matters described in its written opinion, the consideration proposed to be paid pursuant to the Offer was inadequate from a financial point of view to the Company’s stockholders (other than QXO and any of its affiliates). After rendering the oral opinion, the representatives of Lazard departed the meeting, at which time representatives of J.P. Morgan, Sidley Austin and Simpson Thacher joined the meeting. At this time, J.P. Morgan rendered its oral opinion to the Board, subsequently confirmed in writing, to the effect that, as of February 5, 2025, and based upon and subject to the various assumptions, qualifications, limitations and other matters described in its written opinion, the consideration proposed to be paid pursuant to the Offer was inadequate from a financial point of view to the Company’s stockholders (other than QXO and any of its affiliates). The Board and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher, and Potter Anderson, then discussed the contents of this Statement. After discussion, the Board unanimously (1) determined that the Offer is not in the best interests of the Company and its stockholders and (2) recommended that the stockholders of the Company reject the Offer and not tender any Shares pursuant to the Offer.

On February 6, 2025, the Company filed this Statement and issued a press release announcing the Board’s recommendation that stockholders reject the Offer and not tender their Shares pursuant to the Offer, together with the reasons for such recommendation.

Appendix A

Beacon Roofing Supply, Inc.

505 Huntmar Park Drive, Suite 300

Herndon, VA 20170

United States

Attention:    Prithvi Gandhi, Chief Financial Officer

Cc:    Julian Francis, President and Chief Executive Officer

November 11, 2024

STRICTLY CONFIDENTIAL

Dear Prith,

Thank you for your time last Wednesday, November 6th. I enjoyed our conversation and learning more about Beacon Roofing Supply, Inc. (“Beacon” or the “Company”).

In light of our discussion, including your point that broader talks did not seem necessary absent something substantive for Beacon to review, please find below QXO, Inc.’s (“QXO”) proposal (the “Proposal”) to acquire Beacon (the “Proposed Transaction”). The Proposal delivers compelling value with certainty and speed.

We have been studying Beacon for many months and have developed strong conviction around our interest in the business. Our work began shortly after our CEOs met by Zoom over the summer. We have a great deal of respect for what you and your team have built. We also believe we can drive incremental growth and significant value creation by implementing our strategy. The Proposal could offer Beacon, its management team, its employees and its customers an opportunity to benefit from our future growth.

The speed and certainty with which we are prepared to move forward will allow shareholders to obtain immediate liquidity at a compelling valuation and de-risk execution in an uncertain market.

1.     Overview of QXO

QXO is listed on the Nasdaq with approximately $5 billion of net cash on its balance sheet and a mandate from our investors to acquire businesses like Beacon. We have the full support of our Board of Directors to pursue the Proposal. Our leadership team has a long track record of building businesses and accelerating growth through investment and technology.

As you know, our CEO Brad Jacobs has built five multibillion-dollar, publicly traded companies prior to QXO, including XPO, Inc. (NYSE: XPO), one of the largest providers of less-than-truckload services in North America; GXO Logistics, Inc. (NYSE: GXO), the largest pure-play contract logistics provider in the world; RXO, Inc. (NYSE: RXO), a leading tech-enabled freight brokerage platform; United Rentals, Inc. (NYSE: URI), the world’s largest equipment rental company; and United Waste Systems, Inc., the fifth largest U.S. waste management company at the time of its sale. Each of these companies has a history of retaining and attracting world-class talent, establishing advantages through technology, and building scale through accretive M&A and organic growth.

Our team is highly experienced with an impressive track record in creating shareholder value and deep operating, technology and M&A expertise. Please refer to our website for the biographies of our full management team (https://www.qxo.com/team).

2.     Investment Thesis

Our conviction regarding this opportunity is underpinned by Beacon’s direct exposure to attractive secular tailwinds such as non-discretionary R&R demand, a fundamentally undersupplied U.S. housing stock, and aging of the existing housing stock. Beacon’s leading market position in residential roofing, superior distribution network and attractive adjacencies including commercial roofing, waterproofing and complementary products result in its record top-line and quarterly adjusted EBITDA performance.

We admire the strategic roadmap that management has implemented as part of its Ambition 2025 plan. We were especially impressed with management’s ability to achieve its 2025 target of $9 billion in sales and

$500 million in shareholder returns two years ahead of schedule by driving above-market growth across the portfolio.

Notwithstanding your track record of solid execution, Beacon’s EV/EBITDA multiple has been largely range-bound for the better part of a decade. This must be frustrating to you, your Board and your shareholders. While Beacon is a strong company, it has almost no exposure to attractive, high growth adjacencies that could drive re-rating in the multiple over time. Furthermore, your balance sheet likely doesn’t provide sufficient capacity to pursue a strategy of transformative M&A quickly. QXO has the financial capacity and operational expertise to make substantial investments in the business, transform the company by infusing technology across the enterprise, and diversify into compelling adjacent verticals through strategic M&A.

3.     Financial Terms of the Proposal

We propose to acquire Beacon for $124.25 per share in cash. We believe this offer represents a substantial premium to your intrinsic value. The Proposal is a:

•        20% premium to Beacon’s closing price as of November 8th, 2024 of $103.25 per share;

•        38% premium to Beacon’s 90-day VWAP of $90.36 per share as of November 8th 2024;

•        38% premium to Beacon’s 60-day VWAP of $89.95 per share as of November 8th 2024;

•        33% premium to Beacon’s 30-day VWAP of $93.66 per share as of November 8th 2024;

•        26% premium to July 22nd 2024 close, the day Brad and Julian met; and a

•        3.0x premium to Beacon’s average historical 3-year next-twelve months trading enterprise value to EBITDA multiple of 8.1x.

4.     Transaction Financing

Our Proposal and our definitive agreement will not have any financing condition or contingency. We will provide executed financing commitments prior to execution of a definitive merger agreement.

We have received strong assurances from Morgan Stanley regarding their ability to deliver fully committed financing for the Proposed Transaction. The sources of financing for the acquisition include the following components:

•        Use of approximately $5 billion of cash on QXO’s balance sheet; and

•        Committed financing in an amount required to pay 100% of the purchase consideration, any required refinancing of Beacon’s debt and associated transaction fees and expenses.

If you have any questions on our ability to raise debt financing, please contact Guru Gupta, Morgan Stanley’s Global Head of Transportation & Logistics ([***]@[***]; [***])

5.     Due Diligence

We are prepared to move promptly with customary public company style confirmatory due diligence while we negotiate definitive transaction documentation. We believe that we can complete limited confirmatory public company due diligence and sign definitive agreements in 2 to 3 weeks.

QXO stands ready to dedicate all necessary internal and external resources to ensure an efficient and fast diligence process. We have retained Morgan Stanley (Greg Weinberger; [***]@[***]; [***]) as our financial advisor and Paul Weiss (Scott Barshay; [***]@[***]; [***]) as our legal counsel. Our internal team and advisors are ready to commence our due diligence review as soon as information is provided and concurrently negotiate and execute definitive transaction documentation.

6.     Management and Employees

QXO deeply values the vast experience and knowledge of Julian and the Company’s existing management team and many talented employees. We are eager to meet the senior team as soon as you believe it is appropriate to do so. Our intention is to draw on the enormous talent of existing personnel, enhancing their expertise with our team’s experience.

7.     Regulatory Review and Timing

We do not anticipate the Proposed Transaction will give rise to any antitrust or other regulatory issues. We believe the transaction could close swiftly, as early as Q1 2025.

8.     Legal Status

By its nature, this Proposal is preliminary and non-binding, and QXO will not be bound to any obligations until we have signed a definitive merger agreement.

9.     Conclusion

As should be abundantly clear, QXO has the necessary financial resources, transaction experience and institutional knowledge to consummate the Proposed Transaction expeditiously and with a high level of certainty. You will find our team refreshing to work with, as we are fast, respectful, seller-friendly, and straightforward. We don’t play games. We will move faster than private equity buyers, we are less exposed to regulatory risk than strategic acquirers, and we will deliver fully committed financing prior to signing. Brad and I would like to meet with you and Julian at your earliest convenience to discuss the Proposal. We are enthusiastic about this opportunity and the prospects of what our two companies can achieve together.

On behalf of QXO, thank you for your consideration.

Sincerely,

Ihsan Essaid

Chief Financial Officer

Mobile: [***]

[***]@[***]

cc:    Brad Jacobs, Chairman & CEO

Appendix B

Beacon Roofing Supply, Inc.

505 Huntmar Park Drive, Suite 300

Herndon, VA 20170

United States

Attention:    Julian Francis, President and Chief Executive Officer

December 3, 2024

STRICTLY CONFIDENTIAL

Dear Julian,

Thank you for instructing J.P. Morgan to speak to Morgan Stanley. We appreciate your Board’s consideration of our Proposal and understand that J.P. Morgan delivered the following message:

•        Beacon’s Board of Directors has rejected our proposal to acquire Beacon, contained in QXO’s letter to Beacon (the “Proposal”) dated November 11th;

•        J.P. Morgan has been authorized to contact other prospective buyers on behalf of Beacon;

•        Simpson Thacher & Bartlett will provide a nondisclosure agreement to Paul Weiss;

•        Beacon/JPM does not question QXO’s capability to finance a transaction;

•        Beacon is willing to provide QXO with confidential management projections and answer written questions; and

•        Beacon rejected QXO’s request to speak directly with senior Beacon management.

We reiterate our request to meet with senior members of Beacon’s management team. We do not need nor wish to receive material non-public information in these discussions (and Beacon management can be appropriately chaperoned to ensure no MNPI is transmitted).

In addition, we were surprised to hear J.P. Morgan characterize the Board’s perception of our Proposal as “out of the blue.” To that end, I thought it useful to recap some of the history. In your Zoom call with Brad on July 22nd, he was explicit that QXO would be interested in acquiring a major roofing company and that Beacon is highly attractive due to its market-leading position and strategic strength. As a follow-up to your Zoom call with Brad, you agreed to meet me in-person, at your offices on August 27th. On August 6th your office requested to reschedule the meeting to August 26th which we agreed to. On August 12th, your office then cancelled our rescheduled August 26th meeting with no further offer to reschedule. Subsequently, between August 12th and October 30th we tried a number of times to arrange a meeting for Brad and me with you and Prith but you rebuffed us. Eventually, on October 30th, you offered me a 30-minute Zoom meeting with Prith for November 6th or November 13th. Prith and I met by videoconference on November 6th and, on that Zoom call, he made the point that you did not feel the need to meet Brad again in the absence of a substantive, specific proposal to discuss. Therefore, on November 11th we delivered our written Proposal. I trust that this clears up the matter. We continue to believe that our Proposal delivers compelling value to your shareholders and is a premium to your intrinsic value. Beacon shareholders, as evidenced by the market reaction to reports of QXO’s interest, would no doubt want you to engage with us on our Proposal without any further delay, and progress towards a definitive agreement.

We look forward to hearing from you regarding our renewed request for management meetings. We continue to be enthusiastic about the opportunity to work with Beacon to reach an agreement that is advantageous to both parties.

On behalf of QXO, thank you once again for your consideration.

Sincerely,

Ihsan Essaid

Chief Financial Officer

Mobile: [***]

[***]@[***]

cc:    Brad Jacobs, QXO, Inc. Chairman and Chief Executive Officer
Prithvi Gandhi, Beacon Roofing Supply Inc. Chief Financial Officer

Appendix C

December 6, 2024

Brad Jacobs, Chair and CEO

QXO, Inc.

Five American Lane

Greenwich, CT 06831

Dear Brad:

I am writing to respond to the letters that you sent us on November 11, 2024, and December 3, 2024. I also would like to follow up on the conversation that our bankers at JPMorgan had on Wednesday, December 4, 2024, with your bankers at Morgan Stanley.

First, as we advised your bankers, our Board has, after careful consideration and discussion with our financial and legal advisers, unanimously concluded that your offer as reflected in your November 11 letter is inadequate, and does not fairly reflect Beacon’s intrinsic value or prospects. Our Board has great confidence in our business plan and the long-term value it will generate for all our stockholders. Second, we do not agree with the characterizations of our interactions in those letters.

We have offered to provide you with confidential management forecasts and answer questions you might have, to enable you to better understand our company’s value and to increase your offer accordingly. In your December 3 letter and in Wednesday’s conversation with our bankers, it was conveyed that your company did not wish to see any financial forecasts from us, or to sign a customary non-disclosure agreement. As you know, it is normal in prospective corporate transactions for a non-disclosure agreement to be put in place to allow the parties to discuss non-public confidential information. We understand that you require, instead, as a next step, a personal meeting with a substantial group of our top executives, without our having the normal protection of an employee non-solicitation agreement. The purpose of such a meeting is completely unclear to us — particularly since your bankers said that any such meeting would not cover non-public confidential information.

We are still willing to share financial forecasts and to answer questions, in order to help you raise your offer, subject to your signing a customary non-disclosure agreement. At its current level, your offer is inadequate and would not be the basis for any further conversations or management meetings.

If you have any questions or wish to revise your position on the above points, please do not hesitate to contact me or to have your bankers or lawyers reach out to ours.

Sincerely,

Julian Francis
President and Chief Executive Officer

cc:    lhsan Essaid, QXO, Inc., Chief Financial Officer

Appendix D

Beacon Roofing Supply, Inc.

505 Huntmar Park Drive, Suite 300

Herndon, VA 20170

United States

Attention:    Julian Francis, President and Chief Executive Officer

December 9, 2024

STRICTLY CONFIDENTIAL

Dear Julian:

I am writing in response to various points made in your letter of December 6, 2024.

Extremely Compelling Value

Since July, Brad and I made numerous attempts to schedule meetings with you and your team. After these efforts failed to result in a single instance of substantive engagement, we concluded that Beacon was unwilling to pursue a sale of the company. So we decided that the only way to convince Beacon to pursue a friendly deal with QXO was to put an extremely full and compelling proposal on the table. That is why we gave you the $124.25 offer in our November 11 letter. But we still did not get a change in approach by Beacon.

It is perplexing to us, and sure to be to your shareholders as well, that Beacon has found our extremely compelling offer to be inadequate. We believe your shareholders would happily accept our $124.25 offer, which represents a very high premium to Beacon’s historic multiple and unaffected trading price and its intrinsic value, and is significantly higher than your stock’s current, affected price. Specifically, the $124.25 offer represents a premium of:

•        52% to Beacon’s closing price three months ago, on September 6, 2024, of $81.58;

•        30% to Beacon’s closing price two months ago, on October 7, 2024, of $95.42; and

•        26% to Beacon’s unaffected share price on November 15, 2024, of $98.75.

Projections “Trap”

Because we have no confidence in Beacon’s willingness to transact — concerns magnified by your bankers’ repeated assertion during the December 4 meeting that any non-disclosure agreement must include a “standstill” — we will not agree to an NDA that would prevent QXO from being able to present our extremely compelling $124.25 offer to your shareholders. To be blunt, we are concerned that you would put us in a “trap” situation in which Beacon will refuse to transact and will also use your requested “standstill” or a “backdoor standstill” to legally prevent us from making an offer to your shareholders.

We do not think any projections constructed following our initial outreach in July (and also following a major earnings “miss”), and which could be used to justify not engaging with us, will be relevant to us or your shareholders in determining full and fair value for Beacon. Obviously you disagree, so if you want us to have them and if you are looking to “problem solve” rather than trap us with a standstill, there are at least two ways to resolve this impasse:

1.     Beacon can agree to an NDA that has no standstill and can make public the projections that it wants to provide to us. If you think the projections are reasonable and valuable, it seems totally appropriate to share them with your shareholders.

2.     Beacon can give us whatever projections existed on May 9, 2024. As a legal matter, Beacon could not have been in possession of any material non-public information as of May 9 because it entered into an accelerated share repurchase agreement on that day. We do not think the outlook for Beacon’s business has materially improved since May 9, but if you think otherwise, you can walk us through any trends.

We are happy to move forward with either approach, though we do not believe the projections will be helpful.

Meetings with Key Executives

Our request to meet with important members of management has nothing to do with wanting material non-public information. We want to meet them because we are contemplating acquiring Beacon and they are Beacon’s most important assets, and so we want to get to know them. Contrary to what your letter says, we are perfectly happy to provide you with “the normal protection of an employee non-solicitation agreement” as long as it is on customary terms. We would be happy to send you a draft.

Additional Questions

Your letter states that if we have additional questions, we should not hesitate to contact you. I do have additional questions to discuss with you and would propose to do that in person at your near term convenience.

QXO has appointed me “deal lead” for this transaction, and therefore you and your team should contact me directly going forward. I look forward to meeting you in person soon.

Sincerely,

Ihsan Essaid

Chief Financial Officer

Mobile: [***]

[***]@[***]

cc:    Brad Jacobs, Chairman and CEO QXO, Inc.

Appendix E

December 16, 2024

Dear lhsan,

I write in response to your December 9 letter.

Consistent with my December 6 letter, our Board has concluded that your offer is inadequate. After careful consideration and discussion with our financial and legal advisors, we determined that your offer does not reflect Beacon’s intrinsic value or prospects.

We proposed on several occasions to provide you with non-public information to assist you in better understanding our company’s value and to allow you to increase your offer accordingly. You have repeatedly declined our proposals for constructive engagement and have not increased your offer.

As a result, our Board’s view remains that there is no basis for any further conversation between our Companies.

Sincerely,

Julian Francis
President and Chief Executive Officer

Appendix F

Beacon Roofing Supply, Inc.

505 Huntmar Park Drive, Suite 300

Herndon, VA 20170

United States

Attention:    Julian Francis, President and Chief Executive Officer

January 6th, 2025

STRICTLY CONFIDENTIAL

Dear Julian,

Thank you for your time this morning. I am writing to reiterate our desire to engage constructively. To that end, I propose that we have a face-to-face meeting to discuss our proposal.

We believe our offer of $124.25 per share in cash was very compelling when it was proposed. The attractiveness of our offer has substantially improved as the capital markets and operating environment have weakened, increasing risk to Beacon’s plan:

•        Interest rates have increased significantly since late November. For example, the yield on US ten-year bonds has increased by 46 bps;

•        Share prices of the peer group you identify in your proxy are off substantially since we sent our initial letter on November 11th, reflecting a consensus of growing uncertainty. The median stock among these peers is down 12%, and the median building products subset within this peer group is down 14%. The S&P 1500 Trading Companies and Distributor’s Index cited in your proxy is also down 14%;

•        Even after the leak, Beacon shares have settled well below our offer price. Despite the foregoing, QXO has not lowered its offer of $124.25 per share in cash.

We will take our offer directly to Beacon’s shareholders in the event that we cannot find a mutually agreeable path forward. I am reaching out well in advance of the deadline to nominate directors to ensure we have sufficient time to execute a mutually agreeable definitive agreement.

As we discussed, it is rare to make progress on a deal without meeting in person. Please let me know what days and times this week and next week work for you. I am also happy to meet with the Board.

On behalf of QXO, thank you for your consideration.

Sincerely,

Ihsan Essaid

Chief Financial Officer [***]@[***]

cc:    Brad Jacobs, Chairman & CEO

Appendix G

January 14, 2025

lhsan Essaid, Chief Financial Officer

QXO, Inc.

Five American Lane

Greenwich, CT 06831

Dear lhsan:

As you and I discussed, Beacon is still open to engaging with QXO about our view of Beacon’s intrinsic value, with the protection provided by a standard public company non-disclosure agreement (“NDA”). We are open to a conversation that will allow you to value Beacon better, but we cannot presently provide you with a specific price.

We have offered to limit the duration of any standstill in the NDA until mid-March. This proposed limited duration NDA preserves your option to nominate and solicit directors for election at Beacon’s 2025 annual meeting of stockholders.

You have rejected this offer and said that entering an NDA is unnecessary. We have considered your stated views. However, as a public company, we continue to believe that it is entirely appropriate that any discussions we may have, including around your offer price, should be had under an NDA. Moreover, we continue to believe the information you would receive via an NDA would enhance your assessment of Beacon and its valuation.

Accordingly, our offer to enter into an NDA with a limited standstill remains open. We continue to believe that this proposed process would allow the parties ample time to determine whether a deal may be reached on terms that are in the best interests of our stockholders.

Sincerely,

Julian Francis
President and Chief Executive Officer

cc:         Brad Jacobs, QXO, Inc., Chair and CEO

Reasons for the Recommendation

The Board has determined that the Offer is not in the best interests of the Company and its stockholders. Accordingly, the Board unanimously recommends that stockholders reject the Offer and not tender any Shares pursuant to the Offer.

In reaching this conclusion and making its recommendation to reject the Offer, the Board consulted with its independent financial and legal advisors and management and considered numerous factors, including but not limited to the following:

(I)     The Offer ignores the Company’s track record of executing on its strategic plans and delivering results, and is inadequate and does not deliver a compelling valuation to shareholders.

The Company has produced outstanding results in recent years, growing:

•        Net sales from Continuing Operations to $9,659 million for the LTM ended September 30, 2024 from $5,996 million for the LTM ended September 30, 2019;

•        Net income (loss) from Continuing Operations to $373 million for the LTM ended September 30, 2024 from $(19) million for the LTM ended September 30, 2019;

•        Adjusted EBITDA from Continuing Operations to $924 million for the LTM ended September 30, 2024 from $383 million for the LTM ended September 30, 2019;

•        Net income (loss) from Continuing Operations margin to 3.9% for the LTM ended September 30, 2024 from (0.3)% for the LTM ended September 30, 2019; and

•        Adjusted EBITDA from Continuing Operations margin to 9.6% for the LTM ended September 30, 2024 from 6.4% for the LTM ended September 30, 2019.1

The market has rewarded the Company with a stock price increase of more than 200% from January 2, 2020 to November 15, 2024 (the last trading day prior to rumors being published). Much of this improvement was the direct result of the Company’s Ambition 2025 Value Creation Plan (“Ambition 2025”) announced early in 2022. Market observers have taken notice, including QXO itself, which stated in its November 11, 2024 proposal to acquire the Company for $124.25 per share in cash: “We admire the strategic roadmap that management has implemented as part of its Ambition 2025 plan. We were especially impressed with management’s ability to achieve its 2025 target of $9 billion in sales and $500 million in shareholder returns two years ahead of schedule by driving above-market growth across the portfolio.”

While QXO has positively recognized management’s strategy, execution and prospects, its Offer price reflects an inadequate premium for the same. In fact, the Offer price is an inadequate premium of only:

•        9% to the Company’s highest closing price during the six months prior to January 14, 2025;

•        14% to the Company’s share price as of January 14, 2025, the last trading day prior to QXO’s press release and public letter announcing its unsolicited bid; and

•        20% to the Company’s closing price as of November 8, 2024 of $103.25 per share, the last closing price prior to the November 11 Proposal being sent to the Company.

In addition, six out of twelve brokers who have reported their price targets as of January 14, 2025 have set their targets for the Company’s Shares above $124.25. Furthermore, precedent transactions in the roofing industry are historically valued at greater EBITDA multiples for scale roofing distributors, and the Offer values the Company at less than 11x consensus 2025 EBITDA multiple, despite the Company’s strong performance since the inception of its Ambition 2025 initiative.

____________

1        Please refer to Annex D attached hereto for more information, including information regarding the use of non-GAAP financial measures in this Statement.

(II)   The Board believes that continuing to run the Company’s standalone plan will deliver substantially greater value for the Company’s stockholders than the Offer.

The Offer significantly undervalues the Company and its prospects for growth and future value creation. The Board and management team have been, and will continue to be, focused on executing plans that they believe will optimize the value of the business, further drive stockholder value and result in absolute and relative stock price performance.

•        The Company’s management has delivered outstanding results.    The Company’s management team has a strong and consistent track record of success including:

•        Ambition 2025:    On February 24, 2022, the Company communicated its Ambition 2025 initiative that has driven profitable growth, enhanced customer service, and deployed capital on strategic acquisitions, greenfields and share repurchases. Ambition 2025’s four strategic pillars — (i) Building a Winning Culture, (ii) Drive Above Market Growth, (iii) Driving Operational Excellence and (iv) Creating Shareholder Value — have been central to achieving sales growth, improving operational performance, and increasing profitability. The Company’s customers benefit from this focus and the Company is more efficient and easier to do business with since the launch of Ambition 2025, with differentiated service from competitors.

•        Execution of Ambition 2025:    As noted in QXO’s November 11 Proposal, QXO was impressed “with management’s ability to achieve its 2025 target of $9 billion in sales and $550 million in shareholder returns two years ahead of schedule by driving above-market growth across the portfolio.” The Company achieved trailing 12 months increased profitability in absolute and relative terms. Net income (loss) from Continuing Operations increased from $242 million for the LTM ended December 31, 2021 to $373 million for the LTM ended September 30, 2024. Adjusted EBITDA increased from $686 million for the LTM ended December 31, 2021 to $924 million for the LTM ended September 30, 2024, a compound annual growth rate of 11.5%. Annual net income (loss) from Continuing Operations margins have averaged 4.7% since the beginning of 2022 compared to 0.9% the previous 3 years. Annual Adjusted EBITDA margins have averaged 10.2% since the beginning of 2022, compared to 7.9% the previous 3 years.

•        Outstanding Total Stockholder Returns:    The Company’s stock price has increased more than 200% from January 2, 2020 to November 15, 2024 (the last trading day prior to rumors being published). Since the start of Ambition 2025, the Company has returned over $1.5 billion to stockholders through stock repurchases.

•        Driving Above Market Growth:    The Board and management have been proactive in identifying and executing on initiatives to enhance stockholder returns, focusing on both organic growth and disciplined, accretive acquisitions. Since the beginning of 2022, the Company has added approximately $1 billion in run rate sales by investing over $860 million to acquire 26 building products distribution companies across the US and Canada, adding 85 new branches to the Company’s footprint. Highlights of the portfolio of acquired companies include the recent acquisition of Passaic Metal and Building Supplies, which has significantly expanded the Company’s commercial footprint. The acquisition of Coastal Construction Products and Smalley & Co. marked the Company’s significant footprint expansion of its existing waterproofing business. The waterproofing business is an attractive, high growth market with significant cross-selling opportunities, and the Company has more than doubled its sales since 2022, creating a leading national platform. During Ambition 2025, the Company has opened 64 new locations (greenfields) to better serve customers and increase footprint reach during Ambition 2025.

•        Superior Financial and Operational Results:    In 2024, through a combination of accretive acquisitions and operating improvements, the Company continued to grow revenue by mid-single digit percentage and increase efficiency through the deployment of technology. Through the end of the third quarter of 2024, the Company achieved record quarterly sales over the prior 11 of 11 quarters and record quarterly Adjusted EBITDA over the prior 7 out 11 quarters. The Board and the management team have reviewed the Company’s successful execution of Ambition 2025 targets and plan to continue with another multi-year strategic plan. On January 14, 2025, the Company announced that it will host an Investor Day in New York City on March 13, 2025, at which the Company will provide 2028 long-term financial targets and an update on its future growth plans.

•        The Company’s relentless customer focus, drive for above market growth and commitment to delivering shareholder value positions it for significant continued value creation in the future.    The Offer is an opportunistic attempt by QXO to take advantage of initiatives and opportunities that should benefit all stockholders, including:

•        Strong Value Proposition to Both Customers and Suppliers:    The Company strives to be the partner of choice for both suppliers and customers in exterior building products distribution. The Company enjoys strong relationships with its many diverse domestic suppliers. For its suppliers, the Company believes it provides exceptional value and opportunity by offering coast-to-coast presence, significant scale advantages, last mile logistics, demand planning and inventory management, and serving as a channel partner. The Company has approximately 110,000 national, regional and local customers across the United States and Canada, for whom the Company offers value-added capabilities, order assembly and packaging, a leading digital platform, highly knowledgeable sales and support, and customer credit.

•        Unique Positioning in a Large and Fragmented Market:    The Company’s competition is composed of national, regional, and local specialty distributors as well as other building supply distributors and big box retailers. Among distributors, the Company competes against a handful of large distributors and many more small, privately-owned distributors. The Company is a leading publicly traded specialty wholesale distributor of roofing materials and complementary building products in North America. The dispersed nature of the market, together with the Company’s strategic vision, provides the Company with multiple avenues for continued growth. Through the cycle, management believes it can grow organically in the mid-single digits percentage and add low-single digits percentage through acquisitions. The result is a consistent high single digit growth company over time.

•        Long-Term Favorable Macro and Market Fundamentals:    The Company benefits from favorable long-term macro and market trends that it expects to continue through 2028 and beyond. Within the residential construction market, the Company is seeing higher single household formation, an undersupply of housing, an aging housing stock, increased storm activity, and favorable home equity values. Within the commercial construction market, the Company is seeing improving builders’ sentiment, strong warehouse development, and favorable updates to building code standards, driving improvements and repairs that use the products we distribute. Approximately 80% of the Company’s demand comes from the Repair & Remodel end market, the vast majority of which is non-discretionary.

The Company has an outstanding track record driving profitable growth and is well positioned for long-term, sustainable value creation. The Board believes all stockholders should have the opportunity to benefit from the Company’s standalone strategy, which aims to deliver substantially greater value than the Offer.

(III)  The Company offered to constructively engage with QXO, while QXO has publicly made misleading statements that call into question QXO’s credibility.

QXO’s assertions about the Company’s history of engagement with QXO have been false and misleading. In its public letter to the Chairman of the Board, dated January 15, 2025, QXO stated: “I am writing to reiterate our surprise at your continued refusal to substantively engage with us on our offer.” QXO continued: “Since our initial virtual meeting with your CEO in July of last year, Ihsan Essaid, QXO’s Chief Financial Officer, and I have made numerous attempts to engage constructively with Beacon to reach a deal. Our attempts to explore a transaction have been met by delays, cancellations, and unreasonable preconditions, notably a long-term ‘standstill’ that would have prohibited us from offering our proposal directly to your shareholders.” (emphasis added)

Contrary to these statements, the Company has consistently been open to engagement with QXO and will consider all opportunities to maximize value for its stockholders. As described in greater detail in the “Background of the Offer” herein, the Company repeatedly offered to engage with Messrs. Jacobs and Essaid, including to provide QXO with confidential management forecasts and answer any questions QXO might have to enable QXO to better understand the Company’s value, subject only to a confidentiality agreement with a short-term (rather than “long-term”) standstill that would have allowed QXO to nominate, and solicit votes for, directors at the upcoming 2025 annual meeting.

QXO likewise claimed in its public letter that “while you told us in early December that you have put the company up for sale by contacting other potential buyers, we have yet to receive a counteroffer from you and are aware of no other interested buyers.” Moreover, the Board has not — and did not tell QXO in December that it had — “put the company up for sale.” The Board had not authorized its financial advisor, J.P. Morgan, to conduct a market check at that time, let alone to conduct a sales process. In fact, it was not until January 19, 2025, following the public disclosure of QXO’s offer, that the Board authorized J.P. Morgan to conduct outreach to a limited group of third parties to explore whether there were currently available alternatives to the Offer and the Company’s standalone plan that would be in the best interests of the Company and its stockholders. The Board continues to evaluate opportunities that are in the best interests of the Company and its stockholders.

In the November 11 Proposal, QXO privately noted to the Company, among other things, that the Company represented an attractive investment for QXO given the Company’s “leading market position in residential roofing, superior distribution network and attractive adjacencies.” However, QXO’s public letter to the Board characterize the Company as failing to optimize value for stockholders and trailing behind its building products peers.

(IV)  The Offer is an opportunistic attempt by QXO to buy the Company at a discount to intrinsic value for the benefit of QXO and not the Company’s shareholders.

Mr. Jacobs has built companies in different industries through successive acquisitions and other entrepreneurial endeavors. In December 2023, Mr. Jacobs announced that his latest venture would be QXO, a company focused on making acquisitions in the building-products distribution industry. He set ambitious targets for QXO, predicting a revenue run-rate of “at least $5 billion within three years” and “tens of billions of dollars over the next decade,”2 in the hopes of building a $50 billion company.3 In order to achieve these targets and to establish a reputation for his newly formed company — especially in light of Mr. Jacobs’ recent failed takeover attempt for the electrical supplies company, Rexel Inc. — Mr. Jacobs is likely particularly interested in the Company as a large, high-quality company within the building-products distribution industry.

While the Company would be an extremely valuable asset for QXO, it should be the Company’s stockholders — and not QXO — who stand to benefit from the Company’s strong financial and operational performance, favorable market position, and opportunities for future growth. The Offer represents an opportunistic effort by QXO to acquire a “crown jewel” of the industry with elite M&A and greenfield capabilities, while paying the Company’s stockholders an inadequate price in return. We believe it is not a coincidence that QXO publicized its offer just one day after the Company announced its 2025 Investor Day, at which the Company plans to share its ambitious 2028 long-term financial targets. It is not in the interest of QXO in connection with its Offer for the Company to present its future operational and financial plans, given the Company’s remarkable track record of delivering stockholder value through its Ambition 2025 plan. Instead, QXO would prefer to acquire the Company at a discount to its intrinsic value before the Company has the opportunity to present these plans to shareholders.

(V)    The quantity and nature of the conditions to the Offer create significant uncertainty and risk.

The Board believes that the numerous conditions in the Offer create significant uncertainty and risk as to whether the Offer can be completed and the timing for completion. As described in greater detail in “Item 2. Identity and Background of Filing Person — Tender Offer” above, the Offer is subject to a significant number of conditions in favor of QXO, including the following, many of which are outside the control of the Company and create uncertainty around the likelihood that QXO will consummate the Offer:

•        Minimum Tender Condition

•        Board Approval Condition

•        Regulatory Approvals Condition

____________

2        https://www.globenewswire.com/news-release/2023/12/11/2793726/0/en/Brad-Jacobs-to-Enter-Building-Products- Distribution-Industry.html.

3        https://hbsdealer.com/qxo-founder-envisions-50-billion-business.

•        Material Adverse Effect Condition

•        No Injunction Condition

•        No Additional Issuances Condition

•        No Change in Employment Agreements Condition

•        Organizational Documents Condition

•        No Contractual Impairment Condition

•        No Rights Plan Condition

According to the Offer, each of the foregoing conditions are for the sole benefit of QXO and may be asserted by QXO in its discretion and may be waived by QXO, in whole or in part, at any time and from time to time, prior to the expiration of the Offer. In other words, the Offer claims that QXO may assert whenever it chooses, for any reason it chooses, that a condition has not been satisfied, and such determination will not be subject to challenge. The Board believes that the effect of these conditions is that the Company stockholders cannot be assured that QXO will consummate the Offer.

(VI)  Both J.P. Morgan and Lazard have delivered opinions to the Board to the effect that the consideration proposed to be paid pursuant to the Offer is an inadequate price.

The Board considered the fact that on February 5, 2025, J.P. Morgan and Lazard each separately rendered its oral opinion to the Board, subsequently confirmed in writing, to the effect that, as of such date, and based on and subject to the various assumptions, qualifications, limitations and other matters described in their respective written opinions, the consideration proposed to be paid pursuant to the Offer was inadequate from a financial point of view to the Company’s stockholders (other than QXO and any of its affiliates).

The full text of the written opinions of each of J.P. Morgan and Lazard, each dated February 5, 2025, which respectively set forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken in connection with their respective opinions, are attached as Annex B and Annex C, respectively, to this Statement on Schedule 14D-9. J.P. Morgan and Lazard provided their respective opinions for the information and assistance of the Board in connection with its consideration of the Offer. The separate opinions of each J.P. Morgan and Lazard do not constitute advice or recommendations as to whether any stockholder should tender such stockholder’s shares of Common Stock in connection with the Offer or otherwise how to act in connection with the Offer or any other matter.

* * * * *

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Board’s financial and legal advisors. Given the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

Considering the factors described above, the Board has determined that the Offer is not in the best interests of the Company and its stockholders.

ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS REJECT THE OFFER AND NOT TENDER ANY OF THEIR SHARES TO QXO PURSUANT TO THE OFFER.

*****

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender any Shares he, she or it holds of record or beneficially owns for purchase pursuant to the Offer.

Item 5.    Persons/Assets, Retained, Employed, Compensated or Used

Pursuant to a letter agreement dated as of July 2, 2024, and a letter agreement dated as of December 10, 2024, as amended on February 4, 2025, the Company has retained J.P. Morgan as its financial advisor in connection with, among other things, strategic planning and the Company’s analysis and consideration of, and response to, the Offer as well as any other offers with respect to the Company. The Board selected J.P. Morgan based on its qualifications, expertise, reputation and knowledge of the industry in which the Company operates and its familiarity with the business and affairs of the Company. The Company has agreed to pay J.P. Morgan a fee of $4,000,000 for the delivery of J.P. Morgan’s opinion attached hereto as Annex B, which fee is creditable against any transaction fee subsequently payable to J.P. Morgan in the event of a sale. The Company has also agreed to reimburse J.P. Morgan for its reasonable expenses in connection with its engagement and to indemnify J.P. Morgan against certain liabilities relating to or arising out of the engagements.

The Company has retained Lazard as its financial advisor in connection with the Company’s analysis and consideration of, and response to, the Offer. The Company has agreed to pay Lazard (a) a fee of $4,000,000 for such services, which is payable upon the delivery of an opinion as to the adequacy or fairness, from a financial point of view, of the consideration to be paid to the Company or its common stockholders pursuant to a merger or sale of assets or equity securities or other interests (an “Opinion”) and (b) a fee of $1,500,000 payable upon the delivery of each additional Opinion, provided that the total fees of subclauses (a) and (b) shall not exceed $7,000,000. In addition, the Company has agreed to reimburse Lazard for certain expenses arising out of or in connection with the engagement and to indemnify Lazard against certain liabilities relating to or arising out of the engagement.

The Company has engaged Okapi to assist it in connection with the Company’s communications with its stockholders related to the Offer. The Company has agreed to pay customary compensation to Okapi for such services. In addition, the Company has agreed to reimburse Okapi for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of its engagement.

The Company has also retained Joele Frank as its public relations advisor in connection with the Offer. The Company has agreed to pay Joele Frank customary compensation for such services. In addition, the Company has agreed to reimburse Joele Frank for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company

Other than in the ordinary course of business in connection with the Company’s employee benefit plans or except as otherwise noted below. no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except for the following transactions:

Transactions by Executive Officers and Directors

On January 30, 2025, the final stock price performance condition of the Ambition 25 Performance Stock Units was achieved. This resulted in the vesting of the following number of Shares, net of tax withholding, for each of the named executive officers holding such units: 996 Shares (Mr. Taylor), 720 Shares (Mr. Bennett), and 935 Shares (Mr. Best). As a result of the final stock price performance condition being achieved, all earned but not vested Ambition 25 Performance Stock Units remain subject to time-based vesting requirements.

Transactions by the Company

Name	Date	No. of Shares	Price Per Share(1)(2)	Price Range(1)(2)	Transaction Description
Beacon Roofing Supply, Inc.	12/27/2024	497,654	$90.42	N/A	Final settlement of accelerated share repurchase commenced on 5/9/2024

____________

(1)      On May 9, 2024, the Company entered into a Supplemental Confirmation (together with the Company’s March 22, 2022 Variable Tenor ASR Master Agreement, the “May 2024 ASR Agreement”) with Citibank, N.A. (“Citi”) to repurchase $225.0 million (the “ASR Repurchase Price”) of its common stock. Under the terms of the May 2024 ASR Agreement, the Company paid the ASR Repurchase Price to Citi and received an initial share delivery of 1,927,608 shares of its common stock from Citi, representing 80% of the total expected share repurchases under the May 2024 ASR Agreement, based on the closing price of the Company’s common stock of $93.38 on May 9, 2024. On December 27, 2024, the Company completed the May 2024 ASR Agreement and received an additional 497,654 shares of its common stock. In total, 2,425,262 shares of the Company’s common stock were delivered under the May 2024 ASR Agreement at an average price of $92.77 per share, which represents the daily volume-weighted average price of the Company’s common stock during the term of the May 2024 ASR Agreement, less a discount and adjustments pursuant to the terms of the May 2024 ASR Agreement. The Average Price Paid per Share for December 2024 was calculated as the implied price per share for the final 20% of the May 2024 ASR Agreement, or $45.0 million, divided by the additional shares delivered on December 27, 2024.

(2)      On February 24, 2022, the Company announced a program to repurchase up to $500.0 million of its common stock. On February 23, 2023, the Company announced that its Board authorized and approved an increase of the program by approximately $387.9 million, permitting future share repurchases of $500.0 million.

Item 7.    Purposes of the Transaction and Plans or Proposals

The Company routinely maintains contact with third parties, including other participants in its industry, regarding a wide range of potential business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. The Company’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that the Company may conduct.

On January 19, 2025, following commencement of the Offer by QXO, the Board authorized J.P. Morgan to conduct outreach to a limited group of third parties to explore whether there are currently available alternatives to the Offer and the standalone plan of the Company that would be in the best interests of the Company and its stockholders.

Except as described in the preceding paragraph or as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company. Additionally, except as described above or as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraphs.

The Company does not expect to provide an update regarding the foregoing unless and until it is engaged in negotiations that would result in a material change to the information set forth in this Statement, at which point the Company will update this Statement accordingly.

Item 8.    Additional Information

Information Regarding the Compensation of Executive Officers

The Company has previously entered into Executive Severance and Restrictive Covenant Agreements with the Company’s executive officers. These agreements provide enhanced benefits and other rights upon a qualifying termination of employment. These enhanced benefits and other rights are discussed below.

Equity Incentive Awards

As described above under the section of this Statement titled “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company,” the award agreements for awards granted to directors and executive officers under the Equity Plan provide for accelerated vesting held by the Company’s directors and executive officers upon (i) a change in control in the case of directors, (ii) a change in control for executive officers in which the underlying equity awards are not assumed and continued in the transaction or (iii) a qualifying termination of employment following a change in control, as described below.

Severance Agreements

The Company has entered into Executive Severance and Restrictive Covenant Agreements (the “Severance Agreements”) with each of its executive officers to aid in recruiting and retaining its executive officers. Pursuant to such Severance Agreements, in the event the Company terminates an executive officer’s employment without cause, or an executive officer resigns employment for good reason, whether or not in connection with a change in control, the Company shall provide the executive officer with the following payments and benefits:

•        18 months of annual base salary (24 months in the case of the Company’s Chief Executive Officer (the “CEO”)), paid in equal periodic installments on the Company’s regular payroll dates;

•        150% (200% in the case of the CEO) of the executive officer’s target annual cash incentive, paid in equal periodic installments over the salary continuation period;

•        the annual cash incentive with respect to any fiscal year completed prior to the termination date but not yet paid, paid in a lump sum on the date such cash incentive is paid to other employees;

•        to the extent the executive officer elects health benefit continuation under COBRA, continued participation in the Company’s health plan at active employee rates for up to 12 months (18 months in the case of the CEO); and

•        continued vesting in all unvested equity awards that are scheduled to vest in the 12-month period following the termination date.

For purposes of the Severance Agreement, “cause” means: (i) gross negligence or willful misconduct in the performance of duties, (ii) refusal to perform duties as reasonably and lawfully directed (subject to notice and cure period), (iii) any act of fraud or embezzlement, wrongful taking for personal use, or self-dealing, (iv) conviction for (or plea of guilty or nolo contendere to) any felony or lesser crime involving moral turpitude that reasonably would be expected to materially damage the Company financially or reputationally, (v) material failure to comply with any material written policy (subject to notice and cure period), (vi) use of any illegal drug or abuse or misuse of alcohol and/or prescription drugs which materially adversely affects performance, or (vii) dissemination of confidential information or breach of restrictive covenants (excluding any unintentional and de minimis violations that are promptly cured). “Good reason” means, without the executive officer’s consent, (i) a material reduction in authority, duties, or responsibilities, (ii) a greater than ten percent (10%) reduction in base salary (on an annualized basis), other than as part of an across-the-board reduction affecting similarly situated Company executives of not greater than twenty percent (20%) on an annualized basis and not in excess of 12 months, (iii) a relocation of primary work location more than 50 miles (and not closer to the then primary residence), or (iv) a material breach by the Company of any employment agreement (subject to notice and cure period, and resignation after cure period). If an executive officer is terminated with cause or resigns without good reason, the executive officer is not entitled to any severance.

An executive officer’s receipt of the above payments and benefits is conditioned upon the execution and delivery, not subsequently revoked, of a waiver and release of claims.

The Severance Agreements contain non-competition provisions continuing through a restriction period. The restriction period is 12 months in the case of termination by the Company for cause or by the executive officer without good reason. The restriction period is 24 months (36 months in the case of the CEO) in the case of a termination by the Company without cause or by the executive officer for good reason. In the case of a 12-month restriction period (termination for cause or voluntary resignation without good reason), the non-competition provisions shall apply broadly with respect to industry participants. In the case of a 24-month or 36-month restriction period (termination without cause or for good reason), the non-competition provisions will apply with respect to a list of industry participants identified in, or pursuant to, the Severance Agreement. During the applicable restriction period, the executive officer will be subject to covenants with respect to non-solicitation, non-disparagement, and non-endorsement of competing products. The executive officers are also subject to a perpetual confidentiality covenant.

In the event that payments to an executive officer under a Severance Agreement or any other payments and benefits which an executive officer has the right to receive from the Company and its affiliates would be subject to Sections 280G and 4999 of the Code, such payments would be reduced to the extent the executive officer would be placed in a better after-tax position.

Beacon Roofing Supply, Inc. Deferred Compensation Plan

The Deferred Compensation Plan provides directors and executive officers of the Company with an opportunity to defer cash compensation in a manner intended to comply with Section 409A of the Code. Executive officers may elect to defer up to 50% of their annual base pay and 100% of their annual cash incentive plan payout. Board members may elect to defer up to 100% of their director annual retainer and fees. The Company will make a restorative retirement plan company match (i.e., payment of the company matching contribution that could not be made under the Company’s 401(k) Plan due to participation in the Deferred Compensation Plan). Participants will be fully vested at all times in their elective deferrals and vest in their restorative retirement plan company matching contributions in equal annual increments over a three-year period beginning on their date of hire. Upon a change in control of the Company (as defined in the Equity Plans), any unvested company matching contributions under the Deferred Compensation Plan will become fully vested. The consummation of the Offer where the Offeror acquires all of the outstanding Shares would constitute a change in control of the Company for purposes of the Deferred Compensation Plan.

Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Offer

The information set forth in the tables below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of the Company’s named executive officers (“NEOs”) that is based on or otherwise relates to the Offer and assumes, among other things, that the Offer is consummated, the Offer constitutes a change in control of the Company and that the NEOs will incur a severance-qualifying termination of employment immediately following consummation of the Offer.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the consummation of the Offer. In the event that any payments to an NEO would be subject to Sections 280G and 4999 of the Code, such payments would be reduced to the extent the NEO would be put in a better after-tax position. For purposes of calculating such amounts, the Company has assumed:

•        the relevant price per share of the Common Stock is $124.25 per Share, which is the per Share consideration being offered to all stockholders of the Company in connection with the Offer;

•        January 31, 2025 as the date on which the Offer is consummated; and

•        a termination of each NEO’s employment by the Company without cause or by the applicable NEO for good reason (in each case, as defined in the applicable Severance Agreement or equity award agreement, as applicable) on January 31, 2025, based on the terms of Severance Agreement, the Equity Plans and the applicable equity award agreements.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites Benefits ($)(4)	Tax Reimbursement ($)(5)	Other ($)	Total ($)
Julian G. Francis	5,462,500	17,953,065	0	26,052	0	0	23,441,617
Frank A. Lonegro(6)	0	0	0	0	0	0	0
Prithvi S. Gandhi	1,751,148	710,328	0	17,368	0	0	2,478,844
Jonathan S. Bennett	1,800,000	3,922,964	0	16,968	0	0	5,739,932
Jason L. Taylor	1,687,500	3,683,175	0	17,368	0	0	5,388,043
C. Munroe Best III	1,687,500	3,683,175	0	17,368	0	0	5,388,043

____________

(1)      Amounts shown reflect cash severance payable under the Severance Agreements, consisting of the following components: (i) an amount equal to 18 months of annual base salary (24 months in the case of the CEO), paid in equal periodic installments on the Company’s regular payroll dates; (ii) an amount equal to 150% (200% in the case of the CEO) of the NEO’s target annual cash incentive, paid in equal periodic installments over the salary continuation period; and (iii) the annual cash incentive with respect to any fiscal year completed prior to the termination date but not yet paid, paid in a lump sum on the date such cash incentive is paid to other employees.

All components of the cash severance amount would be payable in the event of the executive’s termination without cause or for good reason, whether or not following the consummation of a change in control, and could be viewed on that basis as unrelated to the Offer. Severance payments and benefits are subject to the NEO’s execution and effectiveness of a release of claims. The amount of each component of the cash payment is set forth in the table below.

Name	Annual Base Salary ($)	Annual Target Bonus ($)	Prior Year Bonus ($)*
Julian G. Francis	950,000	1,187,500	1,187,500
Prithvi S. Gandhi	560,000	420,000	281,148
Jonathan S. Bennett	600,000	360,000	360,000
Jason L. Taylor	500,000	375,000	375,000
C. Munroe Best III	500,000	375,000	375,000

*        Under the terms of the Severance Agreement, the NEO would be eligible to receive a bonus with respect to any fiscal year completed prior to the termination date but not yet paid. As of the date of this filing, fiscal 2024 bonuses have not yet been determined or paid. For illustrative purposes, the amounts reported represent the fiscal 2024 target bonus, with Mr. Gandhi’s bonus pro-rated to reflect his period of service during 2024.

(2)      Under the Equity Plans and the award agreements with the NEOs, if an award is not continued or assumed by a public company in an equitable manner, it shall become vested immediately prior to a change in control (at 100% payout in the case of performance-based restricted stock units, and at 100% of the award then earned but not then vested in the case of the Ambition 25 Performance Stock Units). If an award is continued or assumed by a public company in an equitable manner in connection with a change in control, the award will continue to vest in accordance with the terms of the award (based on actual performance with respect to performance-based restricted stock units subject to completed annual performance periods and at 100% payout for any in-progress annual performance periods), unless there is a qualifying termination (without cause or for good reason) within one year following the change in control, in which event the award shall become vested immediately. Such accelerated vesting is “double-trigger” (i.e., it is contingent upon a termination without cause or resignation for good reason following the consummation of a change in control if the award is continued or assumed by a public company in an equitable manner). For purposes of the table below, since the Ambition 25 Performance Stock Units have been earned, such awards are treated as time-based restricted stock units. Set forth below are the values of each type of unvested equity-based award held by the continuing NEOs that would become vested upon a change in control if awards are not continued or assumed. Amounts are calculated assuming a price of $124.25 per Share, and for stock options are based on the excess of $124.25 over the applicable per share exercise price of the stock option.

Name	Stock Options ($)	Time-Based Restricted Stock Units ($)	Performance- Based Restricted Stock Units ($)
Julian G. Francis	2,849,980	5,034,362	10,068,723
Prithvi S. Gandhi	76,652	310,377	323,299
Jonathan S. Bennett	526,217	1,518,211	1,878,536
Jason L. Taylor	479,886	1,530,387	1,672,902
C. Munroe Best III	479,866	1,530,387	1,672,902

In the event such awards are continued or assumed followed by a qualifying termination (without cause or for good reason) within one year following the change in control, the values with respect to stock options and time-based restricted stock units would be the same as shown in the table above. Payouts for unvested performance-based restricted stock units cannot be determined at this time of this filing and for illustrative purposes only, the amounts reflected for such awards in the table above are based on target performance.

(3)      Under the Company’s Deferred Compensation Plan, the NEOs will fully vest in any unvested Company contributions under the plan upon a “change in control” (as defined in the Equity Plans). Such accelerated vesting is “single-trigger” (i.e., it is triggered by a change in control for which payment is not conditioned upon a termination or resignation of the NEO). There are no unvested Company contributions under the Plan. Accordingly, a change in control of the Company will not trigger a vesting event for the NEOs.

(4)      Represents the cost of continued participation in the Company’s health plan at active employee rates for 12 months (18 months in the case of the CEO), with the value based on the current active employee rates under the Company’s health plans. This benefit is “double-trigger” (i.e., it is not solely contingent upon a change in control but instead requires a termination without cause or for good reason, whether or not following the consummation of a change in control) and is subject to the NEO’s execution and effectiveness of a release of claims.

(5)      None of the NEOs are eligible to receive a tax reimbursement based on or otherwise related to the Offer. Under the terms of the Severance Agreements, in the event that payments to an NEO under a Severance Agreement or any other payments and benefits which an NEO has the right to receive from the Company and its affiliates would be subject to Sections 280G and 4999 of the Code, such payments would be reduced to the extent the executive officer would be placed in a better after-tax position. The amounts reflected in this table do not reflect the application of any reduction in compensation or benefits pursuant to the terms of the Severance Agreements.

(6)      Under SEC executive compensation disclosure rules, disclosure is required with respect to Frank Lonegro (the Company’s former Executive Vice President and Chief Financial Officer) because he was an NEO in the Company’s most recent Definitive Proxy Statement on Schedule 14A. However, Mr. Lonegro is not entitled to any transaction-based payments or benefits, nor did Mr. Lonegro receive severance payments or benefits upon his resignation.

State Anti-Takeover Laws

A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business in such states. If any state takeover statute is found to be applicable to the Offer, the Offeror may be unable to accept shares of Beacon Common Stock tendered pursuant to the Offer or be delayed in continuing or consummating the Offer or the second-step merger. The Company reserves all rights to assert the applicability of such takeover laws and regulations.

Appraisal or Dissenters’ Rights

Holders of Common Stock do not have appraisal rights as a result of the Offer. However, if the proposed merger contemplated by the conditions to the Offer is consummated, holders of Common Stock who have not tendered their shares of Common Stock in the Offer will have certain rights pursuant to the provisions of Section 262 of the DGCL to demand appraisal of their shares of Common Stock. Under Section 262 of the DGCL, eligible stockholders who comply with the applicable statutory procedures will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of their shares of Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the proposed merger) and to receive payment of such fair value in cash, together with interest as determined in accordance with Section 262 of the DGCL, if any. Because appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such determination by the Delaware Court of Chancery of the fair value of the shares of Common Stock could be based upon factors other than, or in addition to, the price per share to be paid in the proposed merger or the market value of the Common Stock. The value so determined could be more or less than the price per share to be paid in the proposed merger.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. BECAUSE OF THE COMPLEXITY OF DELAWARE LAW RELATING TO APPRAISAL RIGHTS, WE ENCOURAGE YOU TO SEEK THE ADVICE OF YOUR OWN LEGAL COUNSEL. THE FOREGOING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE DGCL.

Rights Agreement

On January 27, 2025, the Board authorized a dividend of one right (“Right”) for each outstanding share of Common Stock. The dividend is payable on February 7, 2025 (the “Record Date”) to the holders of record of Common Stock as of 5:00 P.M., New York City time, on the Record Date. The description and terms of the Rights are set forth in a Rights Agreement, dated as of January 27, 2025 (as the same may be amended from time to time, the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as rights agent. Each Right entitles the registered holder to purchase from the Company one one-thousandth (a “Unit”) of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of the Company at an exercise price of $640.00 per Unit, subject to adjustment.

The Rights

The Rights will attach to any shares of Common Stock that become outstanding after the Record Date and prior to the earlier of the Distribution Time (as defined below) and the Rights Plan Expiration Time (as defined below), and in certain other circumstances described in the Rights Agreement.

Until the Distribution Time, the Rights are associated with Common Stock and evidenced by Common Stock certificates or, in the case of uncertificated shares of Common Stock, the book-entry account that evidences record ownership of such shares, which will contain a notation incorporating the Rights Agreement by reference, and the Rights are transferable with and only with the underlying shares of Common Stock.

Until the Distribution Time, the surrender for transfer of any shares of Common Stock will also constitute the transfer of the Rights associated with those shares. As soon as practicable after the Distribution Time, separate rights certificates will be mailed to holders of record of Common Stock as of the Distribution Time. From and after the Distribution Time, the separate rights certificates alone will represent the Rights.

The Rights are not exercisable until the Distribution Time. Until a Right is exercised, its holder will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

Separation and Distribution of Rights; Exercisability

Subject to certain exceptions, the Rights become exercisable and trade separately from Common Stock only upon the “Distribution Time,” which occurs upon the earlier of:

•        the close of business on the tenth (10th) day after the “Stock Acquisition Date” (which is defined as (a) the first date of public announcement that any person or group has become an “Acquiring Person,” which is defined as a person or group that, together with its affiliates and associates, beneficially owns the Specified Percentage (as defined below) or more of the outstanding shares of Common Stock (with certain exceptions, including those described below) or (b) such other date, as determined by the Board, on which a person or group has become an Acquiring Person); or

•        the close of business on the tenth (10th) business day (or such later date as may be determined by the Board prior to such time as any person or group becomes an Acquiring Person) after the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person if such tender offer or exchange offer were consummated.

“Specified Percentage” means 20% (twenty percent) when referring to the beneficial ownership of any person that is a passive investor, but only for so long as such person is a passive investor and 15% (fifteen percent) when referring to the beneficial ownership of any person that is not a passive investor.

An “Acquiring Person” does not include:

•        the Company or any subsidiary of the Company;

•        any officer, director or employee of the Company or any subsidiary of the Company in his or her capacity as such;

•        any employee benefit plan of the Company or of any subsidiary of the Company or any entity or trustee holding (or acting in a fiduciary capacity in respect of) shares of capital stock of the Company for or pursuant to the terms of any such plan or for the purpose of funding other employee benefits for employees of the Company or any subsidiary of the Company; or

•        any person or group that, together with its affiliates and associates, as of immediately prior to the first public announcement of the adoption of the Rights Agreement, beneficially owns the Specified Percentage or more of the outstanding shares of Common Stock so long as such person or group continues to beneficially own at least the Specified Percentage of the outstanding shares of Common Stock and does not acquire shares of Common Stock to beneficially own an amount equal to or greater than the greater of the Specified Percentage and the sum of the lowest beneficial ownership of such person or group since the public announcement of the adoption of the Rights Agreement plus one share of Common Stock.

In addition, the Rights Agreement provides that no person or group will become an Acquiring Person as a result of security purchases or issuances directly from the Company or through an underwritten offering approved by the Board. Also, a person or group will not be an Acquiring Person if the Board determines that such person or group has become an Acquiring Person inadvertently and such person or group as promptly as practicable divests a sufficient number of shares so that such person or group would no longer be an Acquiring Person.

Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended, are treated as beneficial ownership of the number of shares of Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Common Stock are directly or indirectly held by counterparties to the derivatives contracts.

Rights Plan Expiration Time

The Rights will expire on the earliest to occur of (a) the close of business on January 26, 2026 (the “Final Expiration Time”), unless prior to such date stockholder approval has been obtained to extend the term of the Rights, (b) the time at which the Rights are redeemed or exchanged by the Company (as described below), (c) the time at which the Rights are exchanged in accordance with the Rights Agreement, or (d) upon the closing of any merger or other acquisition transaction involving the Company pursuant to a merger or other acquisition agreement that has been approved by the Board before any person or group becomes an Acquiring Person (the earliest of (a), (b), (c) and (d) being herein referred to as the “Rights Plan Expiration Time”).

Flip-in Event

In the event that any person or group (other than certain exempt persons) becomes an Acquiring Person (a “Flip-in Event”), each holder of a Right (other than such Acquiring Person, any of its affiliates or associates or certain transferees of such Acquiring Person or of any such affiliate or associate, whose Rights automatically become null and void) will have the right to receive, upon exercise, Common Stock having a value equal to two times the exercise price of the Right.

Flip-over Event

In the event that, at any time following the Stock Acquisition Date, any of the following occurs (each, a “Flip-over Event”):

•        the Company consolidates with, or merges with and into, any other entity, and the Company is not the continuing or surviving entity;

•        any entity engages in a share exchange with or consolidates with, or merges with or into, the Company, and the Company is the continuing or surviving entity and, in connection with such share exchange, consolidation or merger, all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other entity or cash or any other property; or

•        the Company sells or otherwise transfers, in one transaction or a series of related transactions, fifty percent (50%) or more of the Company’s assets, cash flow or earning power, each holder of a Right (except Rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

Preferred Stock Provisions

Each share of Preferred Stock, if issued: will not be redeemable, will entitle the holder thereof, when, as and if declared, to quarterly dividend payments equal to the greater of $1,000 per share and 1,000 times the amount of all cash dividends plus 1,000 times the amount of non-cash dividends or other distributions paid on one share of Common Stock, will entitle the holder thereof to receive $1,000 plus accrued and unpaid dividends per share upon liquidation, will have the same voting power as 1,000 shares of Common Stock and, if shares of Common Stock are exchanged via merger, consolidation or a similar transaction, will entitle the holder thereof to a per share payment equal to the payment made on 1,000 shares of Common Stock.

Anti-dilution Adjustments

The exercise price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

•        in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock,

•        if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or

•        upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least one percent (1%) of the exercise price. No fractional shares of Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

Redemption; Exchange

At any time prior to the earlier of (i) such time as any person becomes an Acquiring Person or (ii) the Final Expiration Time, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment and payable in cash, Common Stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board authorizing any redemption or at a later time as the Board may establish for the effectiveness of the redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

At any time before any Acquiring Person, together with all of its affiliates and associates, becomes the beneficial owner of fifty percent (50%) or more of the outstanding shares of Common Stock, the Company may exchange the Rights (other than Rights owned by the Acquiring Person, any of its affiliates or associates or certain transferees of Acquiring Person or of any such affiliate or associate, whose Rights will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Amendment of the Rights Agreement

The Company and the Rights Agent may from time to time amend or supplement the Rights Agreement without the consent of the holders of the Rights. However, on or after the Stock Acquisition Date, no amendment can materially adversely affect the interests of the holders of the Rights (other than the Acquiring Person, any of its affiliates or associates or certain transferees of Acquiring Person or of any such affiliate or associate).

Miscellaneous

While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) or for common stock of the acquiring company or in the event of the redemption of the Rights as described above.

The foregoing summary description of the Rights Agreement is qualified in its entirety by reference to the Rights Agreement, a copy of which is filed as Exhibit (e)(18) to this Statement and incorporated herein by reference.

The Schedule TO states that the Offer is conditioned upon, among other things, the Company having validly terminated the Rights Agreement, or all of the Rights issued thereunder having been redeemed. Please see Annex A for more information regarding conditions to the Offer.

United States Antitrust Clearance

The Offer is subject to the HSR Act and the rules that have been promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”) and the U.S. Department of Justice (the “DOJ”). The Company understands that on January 27, 2025, the Offeror submitted to the FTC and DOJ a Notification and Report Form with respect to the Offer. As required by the HSR Act, the Company submitted a timely Notification and Report Form with the FTC and the DOJ. The Company understands that the waiting period under the HSR Act expires with respect to the Offer on February 11, 2025.

Notwithstanding the expiration of the waiting period under the HSR Act, at any time before or after the consummation of the Offer, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking actions under the antitrust laws to enjoin consummation of the Offer. Private parties who may be adversely affected by the proposed transaction and individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Canada Competition Act

Part IX of the Competition Act (Canada) (“Competition Act”) and the regulations promulgated thereunder, as amended, require that the parties to certain classes of transactions provide prescribed information to the Commissioner of Competition (“Commissioner”) where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Subject to certain limited exemptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act to the Commissioner (a “Notification”) and the applicable waiting period has expired, or been waived or terminated by the Commissioner.

The waiting period is 30 days after the day on which the parties to the Notifiable Transaction have submitted their respective prescribed information. The parties are entitled to complete their Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties that additional information that is relevant to the Commissioner’s assessment of the Notifiable Transaction is required (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. A Notifiable Transaction may be completed before the end of the applicable waiting period if the Commissioner issues an advance ruling certificate (an “ARC”) or a waiver of the requirement to submit Notifications under paragraph 113(c) of the Competition Act.

In the context of an unsolicited bid, where the Commissioner receives a Notification with the prescribed information under subsection 114(1) of the Competition Act from the person who has commenced or has announced an intention to commence a takeover bid prior to receiving information from the corporation whose shares are being acquired (“target”), paragraph 114(3)(a) of the Competition Act requires the Commissioner to immediately notify the target that the prescribed information has been received from the bidder. Paragraph 114(3) of the Competition Act requires the target to supply the Commissioner with the prescribed information under subsection 114(1) of the Competition Act within 10 days after being so notified. When subsection 114(3) of the Competition Act applies, subsection 123(3) of the Competition Act provides that the waiting periods referred to in subsection 114(1) shall be determined without reference to the day on which the information required under section 114 is received from the target. On January 30, 2025, the Company was advised by the Commissioner that the prescribed information under subsection 114(1) of the Competition Act was received from QXO and certified as complete as of January 29, 2025. The deadline for the Company to file prescribed information pursuant to subsection 114(3) of the Competition Act is February 10, 2025.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within three years after it was substantially completed or one year after a Notification is filed, provided that, subject to certain exceptions, the Commissioner did not issue an ARC in respect of the merger. On application by the Commissioner under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of the assets or shares acquired; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action. There can be no assurance that a challenge to the Offer under the Competition Act will not be made or, if such challenge is made, what the result of such challenge will be.

Delaware Business Combinations Statute

The Company is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving the Company and any interested stockholder. The following description is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation, such as the Company, from engaging in any “business combination” (which is defined to include a variety of transactions, including mergers such as the proposed merger contemplated by the conditions to the Offer) with any “interested stockholder” for a period of three years following the time such stockholder became an interested stockholder unless:

•        prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•        upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•        at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person. A Delaware corporation may elect not to be governed by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. In addition, the provisions of Section 203 of the DGCL do not apply to a Delaware corporation if, among other things, (A) such corporation does not have a class of voting stock that is listed on a national securities exchange, or held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder or (B) certain business combinations that are proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under Section 203 of, any one of certain proposed transactions which (1) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s board of directors or during the period contemplated by Section 262 of the DGCL and (2) is approved or not opposed by a majority of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

The Company’s Second Amended and Restated Certificate of Incorporation, pursuant to Article IX, expressly elects to be governed by Section 203 of the DGCL. Unless QXO’s acquisition of 15% or more of the Common Stock is approved by the Board before the Offer closes, Section 203 of the DGCL will prohibit consummation of the proposed merger (or any other business combination with QXO) for a period of three years following consummation of the Offer unless each such business combination is approved at the consummation of the Offer or subsequent to the consummation of the Offer by the Board and is authorized at an annual or special meeting of the Company’s stockholders (and not by written consent) by the affirmative vote of at least 66-2/3% of the outstanding voting stock of the Company which is not owned by QXO, or unless QXO owns, upon consummation of the Offer, at least 85% of the voting stock of the Company outstanding at the time the Offer commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by QXO) those shares owned by certain employee stock plans and persons who are directors and also officers of the Company). The provisions of Section 203 of the DGCL would be satisfied if, prior to the consummation of the Offer, the Board approves the Offer.

Effect of the Offer on the Company’s Outstanding Indebtedness

The Company and certain of its subsidiaries are subject to the following outstanding agreements that contain “change in control provisions” that are triggered when a “change in control” occurs with respect to the Company or such subsidiaries, as applicable (in each case, as such agreements are amended, restated, amended and restated, supplemented or otherwise modified from time to time):

(i)     the Amended and Restated Term Loan Credit Agreement, dated as of May 19, 2021, by and among the Company, as the borrower, the lenders from time to time party thereto (collectively, the “Term Lenders”) and Citibank, N.A., as administrative agent for the Term Lenders (the “TL Credit Agreement”);

(ii)    the Second Amended and Restated Credit Agreement, dated as of May 19, 2021, by and among the Company, as holdings, Beacon Sales Acquisition, Inc., as a US borrower (the “US ABL Borrower”), Beacon Roofing Supply Canada Company, as a Canadian borrower (the “Canadian ABL Borrower” and, together with the US ABL Borrower, collectively, the “ABL Borrowers”), the lenders from time to time party thereto (collectively, the “ABL Lenders”) and Wells Fargo Bank, National Association, as administrative agent for the ABL Lenders (the “ABL Credit Agreement” and, together with the TL Credit Agreement, collectively, the “Credit Agreements”);

(iii)   the Indenture, dated as of October 9, 2019, by and among the Company, each subsidiary of the Company party thereto and U.S. Bank Trust Company, National Association, as successor in interest to U.S. Bank National Association, as trustee and collateral agent (the “2026 Notes Indenture”), relating to the 4.500% Senior Secured Notes due 2026 (the “2026 Notes”) issued by the Company on October 9, 2019, in an aggregate original principal amount of $300 million;

(iv)   the Indenture, dated as of May 10, 2021, by and among the Company, each subsidiary of the Company party thereto and U.S. Bank Trust Company, National Association, as successor in interest to U.S. Bank National Association, as trustee (the “2029 Notes Indenture”), relating to the 4.125% Senior Notes due 2029 (the “2029 Notes”) issued by the Company on May 10, 2021, in an aggregate original principal amount of $350 million; and

(v)    the Indenture, dated as of July 31, 2023, by and among the Company, each subsidiary of the Company party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent (the “2030 Notes Indenture” and, together with the 2026 Notes Indenture and the 2029 Notes Indenture, collectively, the “Indentures”), relating to the 6.500% Senior Secured Notes due 2030 (the “2030 Notes” and, together with the 2026 Notes and the 2029 Notes, the “Notes”) issued by the Company on July 31, 2023, in an aggregate original principal amount of $600 million.

Under the TL Credit Agreement, the “change in control” provisions are triggered when (i) any person or group becomes the beneficial owner (including if such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than forty percent (40%) of the capital stock of the Company entitled to vote in the election of members of the board of directors of the Company or (ii) there shall have occurred under any Indenture, agreement or other instrument evidencing any indebtedness or capital stock in excess of $75 million any “change in control” or similar provision (as set forth in such Indenture, agreement or other instrument evidencing such indebtedness or capital stock) obligating the Company or any of its restricted subsidiaries to repurchase, redeem or repay all or any party of the indebtedness or capital stock provided therein.

Under the ABL Credit Agreement, the “change in control” triggers are consistent with those under the TL Credit Agreement, with an additional trigger if at any time, the Company shall fail to own, directly or indirectly, at least one hundred percent (100%) of the capital stock of the ABL Borrowers entitled to vote in the election of members of the board of directors (or equivalent governing body) of the ABL Borrowers (subject to certain exceptions that are not applicable to the Offer).

Under the Indentures, the “change in control” provisions are triggered when (i) any person or group becomes the beneficial owner (including if such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than fifty percent (50%) of the total voting power of the capital stock of the Company entitled to vote in the election of members of board of directors of the Company, or (ii) the Company merges or consolidates with or into, or sells or transfers (in one or a series of related transactions) all or substantially all of the assets of the Company and its restricted subsidiaries to, another person and any person or group is or becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the total voting power of the capital stock entitled to vote in the election of members of board of directors of the surviving person in such merger or consolidation, or the transferee person in such sale or transfer of assets, as the case may be.

In the event that a “change in control” occurs under any Credit Agreement, an immediate event of default will occur thereunder, which will give the applicable agent, lenders and/or letter of credit issuers under such Credit Agreement, as applicable, the right to exercise remedies, including to accelerate amounts owing under such Credit Agreement. In the event that a “change in control” occurs under any Indenture, subject to certain exceptions that are not applicable to the Offer, the Company will be required to make an offer to repurchase all of the outstanding series of Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the repurchase date.

As of January 31, 2025, (i) the Company had an aggregate principal amount of $1.262 billion term loans outstanding under the Term Loan Credit Agreement, (ii) the ABL Borrowers had an aggregate principal amount of $247.1 million revolving loans outstanding under the ABL Credit Agreement and an aggregate amount of $17.8 million of letters of credit issued pursuant to the ABL Credit Agreement, (iii) the Company had an aggregate principal amount of $300.0 million of 2026 Notes outstanding under the 2026 Notes Indenture, (iv) the Company had an aggregate principal amount of $350.0 million of 2029 Notes outstanding under the 2029 Notes Indenture, and (v) the Company had an aggregate principal amount of $600.0 million of 2030 Notes outstanding under the 2030 Notes Indenture.

The Company cannot assure stockholders that any waiver or amendment of such “change in control” provisions in the Credit Agreements or the Indentures would be obtainable or that any replacement credit facility, replacement letters of credit, or other financing would be available, in each case on commercially reasonable terms, if at all. In short, if the Offer is consummated, the Company’s liquidity and ability to operate its business could be materially and adversely impacted.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Statement contains statements that may constitute forward-looking statements. These statements include, but are not limited to: statements related to the Company’s views and expectations regarding the Offer; any statements relating to the plans, strategies and objectives of management or the Board for future operations and activities; any statements concerning the expected development, performance, market share or competitive performance relating to products or services; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on the Company and its financial performance; and any statements of assumptions underlying any of the foregoing. Forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and often use words such as “anticipate,” “estimate,” “expect,” “believe,” “will likely result,” “outlook,” “project” and other words and expressions of similar meaning. Investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, but not limited to, those set forth in the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended December 31, 2023 and subsequent filings with the SEC. In addition, actual results may differ materially from those indicated in any forward-looking statements as the result of: factors relating to the Offer, including actions taken by QXO in connection with the Offer, actions taken by the Company or its stockholders in respect of the Offer, and the effects of the Offer, or the completion or failure to complete the Offer, on the Company’s businesses, or other developments involving QXO; product shortages; changes in supplier pricing and rebates; inability to identify acquisition targets or close acquisitions; difficulty integrating acquired businesses; inability to identify new markets or successfully open new locations; catastrophic safety incidents; cyclicality and seasonality; IT failures or interruptions, including as a result of cybersecurity incidents; goodwill or intangible asset impairments; disruptions in the capital and credit markets; debt leverage; loss of key talent; labor disputes; and regulatory risks. The Company may not succeed in addressing these and other risks. Consequently, all forward-looking statements in this Statement are qualified by the factors, risks and uncertainties referenced above and readers are cautioned not to place undue reliance on forward-looking statements. In addition, the forward-looking statements included in this Statement represent the Company’s views as of the date of this Statement and these views could change. However, while the Company may elect to update these forward-looking statements at some point, the Company specifically disclaims any obligation to do so, other than as required by federal securities laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this Statement.

IMPORTANT ADDITIONAL INFORMATION

The Company intends to file a proxy statement on Schedule 14A, an accompanying BLUE proxy card, and other relevant documents with the SEC in connection with such solicitation of proxies from the Company’s stockholders for the Company’s 2025 Annual Meeting of Stockholders. THE COMPANY’S STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), THE ACCOMPANYING BLUE PROXY CARD, AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a copy of the definitive proxy statement, an accompanying BLUE proxy card, any amendments or supplements to the definitive proxy statement and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge by clicking the “SEC Filings” link in the “Financials & Presentations” section of the Company’s website, https://ir.beaconroofingsupply.com/.

PARTICIPANTS IN THE SOLICITATION

The Company, each of its independent directors (Stuart A. Randle, Barbara G. Fast, Alan Gershenhorn, Melanie M. Hart, Racquel H. Mason, Robert M. McLaughlin, Earl Newsome, Jr., Neil S. Novich, and Douglas L. Young) and certain of its executive officers (Julian Francis, President & Chief Executive Officer and Prithvi Gandhi, Executive Vice President & Chief Financial Officer) are deemed to be “participants” (as defined in Schedule 14A under the Exchange Act of 1934, as amended) in the solicitation of proxies from the Company’s stockholders in connection with matters to be considered at the Company’s 2025 Annual Meeting of Stockholders. Information about the names of the Company’s directors and officers, their respective interests in the Company by security holdings or otherwise, and their respective compensation is set forth in the sections entitled “Information About our Nominees,” “Compensation of Directors,” “Information on Executive Compensation” and “Stock Ownership” of the Company’s Proxy Statement on Schedule 14A in connection with the 2024 Annual Meeting of Stockholders, filed with the SEC on April 3, 2024 (available here), the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2024 (available here) and the Company’s Current Report on Form 8-K filed with the SEC on April 23, 2024 (available here). Supplemental information regarding the participants’ holdings of the Company’s securities can be found in SEC filings on Statements of Change in Ownership on Form 4 filed with the SEC on May 28, 2024 and May 17, 2024 for Mr. Randle (available here and here); May 17, 2024 for Ms. Fast (available here); May 17, 2024 for Mr. Gershenhorn (available here); May 17, 2024 for Ms. Hart (available here); May 17, 2024 for Ms. Mason (available here); May 17, 2024 for Mr. McLaughlin (available here); May 17, 2024 for Mr. Newsome (available here); May 17, 2024 for Mr. Novich (available here); May 17, 2024 for Mr. Young (available here); May 22, 2024 for Mr. Francis (available here); and August 8, 2024 and May 21, 2024 for Mr. Gandhi (available here and here). Such filings are also available on the Company’s website at https://ir.beaconroofingsupply.com/financials-and-presentations/sec-filings.

Item 9.    Exhibits

The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Statement issued by the Company on January 15, 2025 (incorporated by reference to the Form 8-K, filed on January 15, 2025).
(a)(2)	Message to Employees of the Company, dated January 15, 2025 (incorporated by reference to the DEFA14A filed on January 16, 2025).
(a)(3)	Statement issued by the Company on January 27, 2025 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on January 27, 2025).
(a)(4)	Message to Employees of the Company, dated January 27, 2025 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on January 27, 2025).
(a)(5)	Statement issued by the Company on January 28, 2025 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on January 28, 2025).
(a)(6)	Statement issued by the Company via its intranet site on January 28, 2025 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on January 28, 2025).
(a)(7)	Interview of CEO Julian G. Francis initially referenced by the Company on January 28, 2025 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on January 28, 2025).
(a)(8)	Statement issued by the Company via LinkedIn on January 28, 2025 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on January 28, 2025).
(a)(9)	Opinion of J.P. Morgan Securities LLC, dated as of February 5, 2025 (included as Annex B to this Statement).*
(a)(10)	Opinion of Lazard Freres & Co. LLC, dated as of February 5, 2025 (included as Annex C to this Statement).*
(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed on April 3, 2024.*
(e)(2)

Amended and Restated Term Loan Credit Agreement, dated May 19, 2021, by and among Beacon Roofing Supply, Inc., as borrower, Citibank, N.A., as administrative agent and collateral agent, and the lenders from time-to-time party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 21, 2021).

(e)(3)

Second Amended and Restated Credit Agreement, dated May 19, 2021, by and among Beacon Roofing Supply, Inc., as a guarantor, certain subsidiaries of Beacon Roofing Supply, Inc. party thereto as borrowers, and lenders from time-to-time party thereto and Wells Fargo Bank, N.A., as administrative agent for the lenders (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 21, 2021).

(e)(4)

Amendment No. 2, dated as of June 6, 2023, to the Second Amended and Restated Credit Agreement among the Company, the other loan parties party thereto, the lenders party thereto and the Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed June 9, 2023).

(e)(5)

Amendment No. 2, dated as of July 3, 2023, to the Amended and Restated Term Loan Credit Agreement among the Company, the other loan parties party thereto, the lenders party thereto and the Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 10, 2023).

(e)(6)

Amendment No. 3, dated as of March 28, 2024, to the Amended and Restated Term Loan Credit Agreement among the Company, as borrower, Beacon Sales Acquisition, Inc., as guarantor, Citibank, N.A., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed March 28, 2024)

(e)(7)

Amendment No. 3, dated as of June 28, 2024, to the Second Amended and Restated Credit Agreement among Beacon Roofing Supply, Inc., the other loan parties party thereto, the lenders party thereto and the Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed October 31, 2024).

(e)(8)

Indenture, dated as of October 9, 2019, by and among Beacon Roofing Supply, Inc., the subsidiary guarantors party thereto, and U.S. Bank National Association, as trustee and collateral agent, and Form of 4.500% Senior Secured Notes due 2026 included as Exhibit A therein (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed October 9, 2019).

Exhibit No.	Description
(e)(9)

Indenture, dated as of May 10, 2021, by and among Beacon Roofing Supply, Inc., the subsidiary guarantor party thereto, and U.S. Bank National Association, as trustee, and Form of 4.125% Senior Notes due 2029 included as Exhibit A therein (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed May 10, 2021).

(e)(10)

Indenture, dated as of July 31, 2023, by and among Beacon Roofing Supply, Inc., the subsidiary guarantor party thereto, and U.S. Bank Trust Company, National Association, as trustee and collateral agent, and Form of 6.500% Senior Secured Notes due 2030 included as Exhibit A therein (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed July 31, 2023).

(e)(11)	Beacon Roofing Supply, Inc. Amended and Restated 2004 Stock Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A, filed January 7, 2011).
(e)(12)	First Amendment to the Beacon Roofing Supply, Inc. 2004 Stock Plan (incorporated by reference to Exhibit 10.10 in the Company’s Form 10-K for the fiscal year ended September 30, 2011).
(e)(13)	Beacon Roofing Supply, Inc. Second Amended and Restated 2014 Stock Plan (incorporated by reference to Exhibit 10.8 in the Company’s Form 10-K for the year ended December 31, 2023).
(e)(14)	Beacon Roofing Supply, Inc. 2024 Stock Plan (incorporated by reference to Exhibit 10.1 in the Company’s Current Report on Form 8-K, filed May 15, 2024).
(e)(15)	Beacon Roofing Supply, Inc. Deferred Compensation Plan dated February 16, 2023 (incorporated by reference to Exhibit 10.17 to the Company’s Form 10-K for the year ended December 31, 2023).
(e)(16)

Executive Severance and Restrictive Covenant Agreement, dated as of September 10, 2020, between Beacon Roofing Supply, Inc., Beacon Sales Acquisition, Inc. and Julian G. Francis (incorporated by reference to Exhibit 10.18 to the Company’s Form 10-K for the year ended December 31, 2023).

(e)(17)

Form of Executive Severance and Restrictive Covenant Agreement between Beacon Roofing Supply, Inc., Beacon Sales Acquisition, Inc. and executive officers and certain senior management (incorporated by reference to Exhibit 10.19 to the Company’s Form 10-K for the year ended December 31, 2023).

(e)(18)

Rights Agreement, dated January 27, 2025, between Beacon Roofing Supply, Inc. and Computershare Inc. and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on January 28, 2025).

(e)(19)	Certificate of Designations of the Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed January 28, 2025).

____________

*        Included in copy of Solicitation/Recommendation Statement on Schedule 14D-9 mailed to stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 6, 2025

BEACON ROOFING SUPPLY, INC.
By:	/s/ Prithvi S. Gandhi
Prithvi S. Gandhi
Executive Vice President & Chief Financial Officer

ANNEX A

Conditions to the Offer

The Schedule TO provides that, notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Offeror’s rights to extend and amend the Offer, the Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if, before the Expiration Time (defined further below), the following conditions shall not have been satisfied or waived:

•     Minimum Tender Condition. There being validly tendered and not validly withdrawn prior to the Expiration Time (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined by Section 251(h) of the DGCL) that number of Shares that, when added to the Shares then owned by QXO and its subsidiaries, would represent one share more than one half of all Shares then outstanding as of the Expiration Time (the “Minimum Tender Condition”).

•     Board Approval Condition. The Board having approved (i) the Offer and the proposed merger pursuant to Section 251(h) of the DGCL (and the Company having entered into a merger agreement with the Purchaser that provides that the proposed merger can be completed in the manner permitted by Section 251(h) of the DGCL) and (ii) the Offer and the proposed merger under Section 203 of the DGCL (the “Board Approval Condition”).

•     Regulatory Approvals Condition. (i) The waiting period (including any extensions thereof and any timing agreement entered into with any governmental entity to delay or not consummate the Offer and the proposed merger) applicable to the consummation of the Offer and the proposed merger under the HSR Act, shall have expired or been earlier terminated; (ii) the waiting period (including extensions thereof and any timing agreement entered into with any governmental entity to delay or not consummate the Offer and the proposed merger) applicable to the consummation of the Offer and the proposed merger under the Part IX of the Competition Act (Canada) thereunder shall have expired or been terminated; and (iii) all other waiting periods (or extensions thereof or and any timing agreements entered into with any governmental entity to delay or not consummate the Offer and the proposed merger) any applicable antitrust or competition laws and regulations (other than the HSR Act and the Competition Act (Canada)) shall have expired or been earlier terminated and all other approvals, permits, authorizations, extensions, actions or non-actions, waivers and consents of any governmental entity required in connection the consummation of the Offer or the proposed merger shall have been obtained (the “Regulatory Approvals Condition”).

•     Material Adverse Effect Condition. Since December 31, 2023, there has not been a Material Adverse Effect (the “Material Adverse Effect Condition”). A “Material Adverse Effect” means: any event, change, effect, development, circumstance, state of facts, condition or occurrence (each, an “Effect”) that, when considered individually or in the aggregate with all other Effects, has had, has, or could reasonably be expected to have a material adverse effect on (x) the ability of the Purchaser to timely consummate the Offer or the proposed merger or the ability of the Company to timely consummate the proposed merger or (y) the business, condition (financial or otherwise), assets, liabilities, capitalization, operations, results of operations, prospects of the Company or its subsidiaries; provided that no Effect resulting from or arising out of any of the following, alone or in combination, shall be deemed to constitute or be taken into account in determining whether there has been a Material Adverse Effect under clause (y): (i) changes after the date hereof generally affecting the securities, credit or financial markets in the United States; (ii) acts or declarations of war or other armed hostilities, sabotage or terrorism; (iii) changes after the date hereof in applicable laws or the definitive interpretations thereof; (iv) changes after the date hereof in generally accepted accounting principles in the United States or the definitive interpretations thereof; or (v) any failure by the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings for any period (provided that the exception in this clause (v) shall not prevent or otherwise affect a determination that any change or development underlying such failure constitutes, has resulted in or contributed to, a Material Adverse Effect); provided that, in the case of clauses (i), (ii), (iii) and (iv), any such Effect may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent that such Effect has been, or is reasonably expected to be, disproportionately adverse to the Company or its subsidiaries as compared to other participants in the industry in which the Company and its subsidiaries operate.

Annex A-1

•     No Injunction Condition. No court or other governmental entity of competent jurisdiction shall have proposed, enacted, issued, promulgated, enforced, entered or deemed applicable any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits consummation of the Offer, the acceptance for payment of or the payment for some or all of the Shares by QXO, the Purchaser or any of their respective subsidiaries or affiliates, or the consummation of the proposed merger or any other merger or business combination involving the Company (the “No Injunction Condition”). “Laws” mean federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any governmental entity.

•     Other Conditions:

•     i. neither the Company nor any of its subsidiaries shall have (A) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (B) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (C) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares, pursuant to and in accordance with the terms in effect on the date of this Offer, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (D) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (E) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, including without limitation any distribution of shares of any class or any other securities or warrants or rights, (F) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (G) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, or (H) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that has or may have material adverse effect with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to the Offeror or QXO or any of the Offeror’s or QXO’s subsidiaries or affiliates (the “No Material Change Condition”);

•     ii. neither the Company nor any of its subsidiaries shall have (A) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business, or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by the Offeror or QXO or the Offeror’s or QXO’s consummation of any merger or other similar business combination involving the Company (including, in each case, in combination with any other event such as termination of employment or service), (B) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company or any of its subsidiaries, or the Offeror or QXO shall have become aware of any such action which was not previously announced, or (C) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business (the “No Change in Employment Agreements Condition”);

•     iii. neither the Company nor any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or the Offeror or QXO become aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws

Annex A-2

(or other similar constituent documents) which has not been previously disclosed, in each case in a manner that, in the reasonable judgment of QXO, might, directly or indirectly, (A) delay or otherwise restrain, impede or prohibit the consummation of the Offer or the proposed merger or (B) prohibit or limit the full rights of ownership of shares of the Shares by QXO or any of its affiliates, including, without limitation, the right to vote any shares of Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company stockholders for a vote (the “Organizational Documents Condition”);

•     iv. neither the Company nor any of its subsidiaries shall have (A) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in the Offeror’s or QXO’s reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (B) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase (the “No Contractual Impairment Condition”); and

•     v. neither the Company nor any of its subsidiaries shall have adopted any plan or arrangement of the sort commonly referred to as a “stockholder rights plan,” “shareholder rights plan” or “poison pill” or any other similar plan, instrument or device with respect to an unsolicited takeover of the Company or acquisition of the Shares, unless such plan, instrument or device has been terminated or all of the rights issued thereunder have been redeemed (the “No Rights Plan Condition”).

The Schedule TO provides that, if any such condition is not satisfied before the Expiration Time, the Offeror may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in the Schedule TO, retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Time and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

According to the Schedule TO, the purpose of the Offer is for QXO through the Purchaser to acquire control of, and ultimately the entire equity interest in, the Company. According to the Schedule TO, subject to the foregoing conditions, QXO will acquire any and all Shares validly tendered and not properly withdrawn prior to the expiration date of the Offer, which is 12:00 midnight, New York City time, on February 24, 2025, unless extended or earlier terminated by the Offeror (the “Expiration Time”). If the Offer is extended, QXO has stated that it will issue a press release announcing the extension at or before 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire.

The Schedule TO provides that the foregoing conditions are for the sole benefit of QXO, the Purchaser and their affiliates and may be asserted by them in their discretion or may be waived by them in their discretion, in whole or in part, at any time or from time to time before the Expiration Time, subject to the applicable rules and regulations of the SEC and the terms and conditions of the Offer. The failure by the Offeror at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time before the Expiration Time. The Schedule TO provides that, should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment pursuant thereto shall forthwith be returned to the tendering stockholders.

Annex A-3

ANNEX B

Opinion of J.P. Morgan Securities LLC

February 5, 2025

Board of Directors
Beacon Roofing Supply, Inc.
505 Huntmar Park Drive, Suite 300
Herndon, VA 20170

Members of the Board of Directors:

You have requested our opinion as to the adequacy, from a financial point of view, to the holders (other than QXO (as defined below) and any of its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of Beacon Roofing Supply, Inc., a Delaware corporation (the “Company”) of the $124.25 in cash per share (the “Consideration”) proposed to be paid to such holders pursuant to the Offer (as defined below). Pursuant to the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (collectively, the “Offer”) contained in the Tender Offer Statement on Schedule TO (together with all annexes and exhibits thereto, the “Offer Documents”) filed by QXO, Inc., a Delaware corporation (together with its subsidiaries, “QXO”) and Queen MergerCo, Inc., a Delaware corporation and wholly owned subsidiary of QXO (“Offeror”), QXO, through Offeror, has made an offer for all of the outstanding Company Common Stock pursuant to a tender offer in which the holder of each outstanding share of Company Common Stock would be entitled to receive, in respect of such share, the Consideration. The Offer to Purchase further provides that, following completion of the tender offer and subject to the conditions set forth in the Offer to Purchase, Offeror expects that it would be merged with the Company (the “Merger” and, together with the Offer, the “Proposed Transaction”) and each remaining outstanding share of Company Common Stock will be converted in the Merger into the right to receive an amount in cash equal to the highest price paid per share of Company Common Stock in the Offer, without interest.

In connection with preparing our opinion, we have (i) reviewed the terms and conditions of the Offer as set forth in the Offer Documents and the exhibits thereto; (ii) reviewed a draft as of February 5, 2025 of the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 with the U.S. Securities and Exchange Commission on or about February 6, 2025, (iii) reviewed certain publicly available business and financial information concerning the Company and the industries in which they operate; (iv) compared the Consideration with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (v) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (vi) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion. In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Offer and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company, Offeror or QXO under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they

Annex B-1

were based. We have also assumed that the disclosures made by QXO in the Offer Documents are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by other advisors to the Company with respect to such issues.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the adequacy, from a financial point of view, of the Consideration proposed to be paid to the holders of the Company Common Stock (other than QXO and any of its affiliates) pursuant to the Offer and we express no opinion as to the adequacy of any consideration proposed to be paid in connection with the Offer to the holders of any other class of securities, creditors or other constituencies of the Company, or as to the underlying decision by the Company whether or not to recommend that the holders of Company Common Stock tender their shares in the Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration proposed to be paid pursuant to the Offer or the fairness or adequacy of any other term or aspect of the Offer or the Proposed Transaction. Furthermore, we express no opinion as to the fairness or adequacy of the amount or nature of any compensation payable to any officers, directors or employees of the Company or QXO, or any class of such persons, whether relative to the Consideration or otherwise. Our opinion does not address the relative merits of the Offer as compared to other strategies or transactions that might be available to the Company or in which the Company might engage; nor does it address any legal, regulatory, tax or accounting matters.

We are acting as financial advisor to the Company with respect to the Offer and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had other commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as lead arranger and bookrunner on a Company credit facility in April 2024, as financial advisor in connection with the Company’s repurchase of equity interests in the Company held by CD&R in August 2023, and as joint lead bookrunner on the Company’s offering of debt securities in July 2023. During the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or other material commercial or investment banking relationships with QXO. We and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and QXO. In the ordinary course of our businesses, we and our affiliates actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of each of the Company and QXO for our own account or for the accounts of customers and, accordingly, we likely at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration proposed to be paid to the holders (other than QXO and any of its affiliates) of the Company Common Stock pursuant to the Offer is inadequate, from a financial point of view, to such holders.

The issuance of this opinion has been approved by an opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Offer. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Offer or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any recommendation statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our written approval.

Very truly yours,

/s/ J.P. MORGAN SECURITIES LLC

J.P. MORGAN SECURITIES LLC

Annex B-2

ANNEX C

Opinion of Lazard Freres & Co. LLC

February 5, 2025

The Board of Directors
Beacon Roofing Supply, Inc.
505 Huntmar Park Drive, Suite 300
Herndon, VA 20170

Dear Members of the Board:

On January 27, 2025, Queen MergerCo, Inc. (“Offeror”), a wholly-owned subsidiary of QXO, Inc. (“QXO”), commenced an offer to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Beacon Roofing Supply, Inc. (the “Company”), for $124.25 per Share in cash, without interest, less any required withholding taxes (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, collectively constitute the “Offer”). The terms and conditions of the Offer are more fully set forth in the Schedule TO filed by Offeror, QXO, Queen HoldCo, LLC and Queen TopCo, LLC (the foregoing entities, collectively, the “QXO Parties”) with the Securities and Exchange Commission on January 27, 2025, and amended by Amendment No. 1 thereto dated January 28, 2025 (as so amended, the “Schedule TO”).

You have requested our opinion, as of the date hereof, as to whether the Consideration proposed to be paid to the holders of the Shares (other than the QXO Parties and their respective affiliates) pursuant to the Offer is adequate, from a financial point of view, to such holders.

In connection with this opinion, we have:

(i)     Reviewed the Offer to Purchase and the Schedule TO;

(ii)    Reviewed certain publicly available historical business and financial information relating to the Company;

(iii)   Reviewed various financial forecasts and other data provided to us by the Company relating to the business of the Company;

(iv)   Held discussions with members of senior management of the Company with respect to the business and prospects of the Company and the strategic objectives of the Company;

(v)    Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vi)   Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vii)  Reviewed the historical stock prices and trading volumes of the Shares; and

(viii) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, or concerning the solvency or fair value of the Company, and we have not been furnished with any such valuation or appraisal. Management of the Company has advised us that the financial forecasts utilized in our analyses reflect their best currently available estimates and judgments as to the future financial performance of the Company and, accordingly, instructed us to use solely such forecasts for purposes of our analyses. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of the Company, that they have been reasonably prepared on bases

Annex C-1

reflecting the best currently available estimates and judgments as to the future financial performance of the Company. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We further note that volatility in the credit, commodities and financial markets may have an effect on the Company and we are not expressing an opinion as to the effects of such volatility on the Company. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which the Shares may trade at any time. Although we understand that the Company has engaged in certain discussions with other potential acquisition or business combination counterparties, in connection with our engagement, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other transaction involving the Company or its assets, nor did we negotiate with any party, including the QXO Parties and their respective affiliates, with respect to a possible acquisition, business combination or other transaction involving the Company or its assets. In addition, our opinion does not address the relative merits of the Offer as compared to any alternative business transaction, or other alternatives.

We do not express any opinion as to any tax or other consequences that might result from the Offer, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals. Our opinion does not address, and we express no view with respect to, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Offer. Our opinion does not address, and we express no view with respect to, the adequacy or fairness of the Consideration or any other term or aspect of the Offer, to, or any consideration received in connection therewith by, the QXO Parties and their respective affiliates, the holders of any class of securities other than the Shares, creditors, or other constituencies of the Company; nor does our opinion address the adequacy or fairness of the amount or nature of any compensation proposed to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Offer, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Offer or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Company for the purpose of rendering an opinion related to the Offer and will receive a fee for such services upon delivery of this opinion, whether or not the Offer is consummated. In the ordinary course, certain of Lazard and its affiliates and its and their employees trade securities for their own accounts and for the accounts of their customers, and, accordingly, hold and/or may at any time hold a long or short position in securities of the Company, QXO and certain of their respective affiliates, and certain of Lazard’s affiliates also trade and hold securities on behalf of clients, which include and/or may at any time include the Company, QXO and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company (in its capacity as such) and our opinion is rendered to the Board of Directors of the Company in connection with its evaluation of the Offer. Our opinion is not intended to and does not constitute a recommendation to any holder of Shares as to whether such holder should tender any Shares pursuant to the Offer, or with respect to how such holder should vote or act on any matter relating to the Offer.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of the Shares (other than the QXO Parties and their respective affiliates) pursuant to the Offer is inadequate, from a financial point of view, to such holders.

Very truly yours,
LAZARD FRERES & CO. LLC
By:	/s/ Donald N. Fawcett
Donald N. Fawcett
Managing Director

Annex C-2

ANNEX D

Non-GAAP Financial Measures

To provide investors with additional information regarding our financial results, we use Adjusted EBITDA, a measure that is not calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”).

We define Adjusted EBITDA as net income (loss) from continuing operations, excluding the impact of interest expense (net of interest income), income taxes, depreciation and amortization, stock-based compensation, acquisition costs, restructuring costs and COVID-19 impacts.

Acquisition costs represent certain direct and incremental costs related to acquisitions, including: professional fees, branch integration expenses, travel expenses, employee severance and retention costs, and other personnel expenses classified as selling, general and administrative; and gains/losses related to changes in fair value of contingent consideration or holdback liabilities. Acquisition costs are impacted by the timing and size of the acquisitions. We exclude acquisition costs from Adjusted EBITDA to provide a useful comparison of our operating results to prior periods and to our peer companies because such amounts vary significantly based on the magnitude of the acquisition and do not reflect our core operations.

Restructuring costs represent costs stemming from headcount rationalization efforts and certain rebranding costs; impact of divestitures; debt refinancing and extinguishment costs; and abandoned lease costs. We exclude restructuring costs from Adjusted EBITDA, as such items vary significantly based on the magnitude of the restructuring activity and also do not reflect expected future operating expenses. Additionally, these costs do not necessarily provide meaningful insight into the current or past core operations of our business.

COVID-19 impacts were only relevant for periods between March 31, 2020 and December 31, 2022.

Management uses Adjusted EBITDA to evaluate financial performance, analyze the underlying trends in the Company’s business and establish operational goals and forecasts that are used when allocating resources. Management believes Adjusted EBITDA is a useful measure because it permits investors to better understand changes over comparative periods by providing financial results that are unaffected by certain items that are not indicative of ongoing operating performance.

While Adjusted EBITDA is useful to investors when evaluating our business, it is not prepared and presented in accordance with GAAP, and therefore should be considered supplemental in nature. Adjusted EBITDA should not be considered in isolation or as a substitute for other financial performance measures presented in accordance with GAAP. These non-GAAP financial measures may have material limitations including, but not limited to, the exclusion of certain costs without a corresponding reduction of net income for the income generated by the assets to which the excluded costs relate. In addition, Adjusted EBITDA may differ from similarly titled measures presented by other companies.

The Company does not attempt to provide quantitative reconciliation for forward-looking Adjusted EBITDA estimates to the comparable GAAP measure because the impact and timing of certain items contained in the forward-looking GAAP measure are inherently uncertain and difficult to predict and are unavailable without unreasonable efforts. In addition, the Company believes such reconciliations would imply a degree of precision and certainty that could be confusing to investors.

Annex D-1

The following table presents a reconciliation of net income (loss) from continuing operations, the most directly comparable financial measure as measured in accordance with GAAP, to Adjusted EBITDA for each of the periods indicated (in millions):

	Twelve-month period ending,
	September 30, 2024	December 31, 2021	September 30, 2019
Net income (loss) from continuing operations	$373.2	$241.9	$(18.9)
Interest expense, net	175.2	86.7	154.0
Income taxes	125.7	80.5	(3.2)
Depreciation and amortization	195.0	161.5	203.4
Stock-based compensation	29.1	17.4	15.3
Acquisition costs	12.4	2.6	25.1
Restructuring costs	13.8	93.0	7.4
COVID-19 impacts	—	2.3	—
Adjusted EBITDA	$924.4	$685.9	$383.1

Net sales	$9,659.1		$5,996.1
Net income (loss) from continuing operations as a % of net sales	3.9%		(0.3)%
Adjusted EBITDA as % of net sales	9.6%		6.4%

The following table presents a reconciliation of net income (loss) from continuing operations and net income (loss) from continuing operations as a percentage of net sales, the most directly comparable financial measures as measured in accordance with GAAP, to Adjusted EBITDA and Adjusted EBITDA as a percentage of net sales for each of the periods indicated (in millions):

	Twelve month period ended,
	September 30, 2024	December 31, 2023	December 31, 2022	3-Year Average
Net income (loss) from continuing operations	$373.2	$435.0	$458.4
Interest expense, net	175.2	131.9	86.3
Income taxes	125.7	151.1	161.3
Depreciation and amortization	195.0	176.2	159.2
Stock-based compensation	29.1	28.0	27.6
Acquisition costs	12.4	6.9	6.3
Restructuring costs	13.8	0.5	8.9
COVID-19 impacts	—	—	2.0
Adjusted EBITDA	$924.4	$929.6	$910.0

Net sales	9,659.1	9,119.8	8,429.7
Net income % of net sales	3.9%	4.8%	5.4%	4.7%
Adjusted EBITDA % of net sales	9.6%	10.2%	10.8%	10.2%

Annex D-2

	Twelve month period ended,
	December 31, 2021	December 31, 2020	December 31, 2019	3-Year Average
Net income (loss) from continuing operations	$241.9	$(9.9)	$(41.1)
Interest expense, net	86.7	135.0	150.5
Income taxes	80.5	0.8	(13.7)
Depreciation and amortization	161.5	311.5	201.2
Stock-based compensation	17.4	15.0	16.9
Acquisition costs	2.6	1.7	27.5
Restructuring costs	93.0	6.0	19.7
COVID-19 impacts	2.3	4.5	—
Adjusted EBITDA	$685.9	$464.6	$361.0

Net sales	6,820.4	6,077.9	5,962.5
Net income % of net sales	3.5%	(0.2)%	(0.7)%	0.9%
Adjusted EBITDA % of net sales	10.1%	7.6%	6.1%	7.9%

Annex D-3